5/20


03050636

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Lenzing AG

*CURRENT ADDRESS

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3207 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/21/03



Annual Report



Lenzing Group

LENZING AG

Capital Expenditure

EUR mill.	2000	2001	2002
Lenzing AG	35	57	33
Group total	41	67	42
Group depreciation and amortization charge	38	37	43

Financing Structure

EUR mill.	2000	2001	2002
Cash	28	29	74
Inventories	59	62	59
Receivables	130	136	106
Liabilities	-156	-152	-144
Net debt	-91	-110	-33

Sales compared to EBITDA

EUR mill.



700
600
500
400
300
200
100
0
125
100
75
50
25
0
108
102
121
599
623
626
2000
2001
2002
Sales
EBITDA

Sales compared to EBT

EUR mill.



700
600
500
400
300
200
100
0
125
100
75
50
25
0
599
623
626
69
65
72
2000
2001
2002
Sales
EBT

Fibers – Delivery shares [2]

in %	2000	2001	2002
Western Europe [3]	42	46	48
USA [3]	39	49	66
Asia + Rest of the world [3]	13	13	14
Delivery share worldwide [3]	19	20	21
Share of specialty fibers at Lenzing AG	58	60	65

Production [3]

in 1,000 tons	2000	2001	2002
Fibers (total)	334.6	331.6	366.1
Paper	70.4	72.4	71.7
Plastics	15.1	14.4	16.2

[1] from continuing operations
[2] Source: Estimate by Lenzing AG
[3] Incl. Lenzing Fibers Corp. und P.T. South Pacific Viscose

Key Data of the Lenzing Group according to US GAAP

Business Results

EUR mill.	2000	2001	2002
Sales	599	623	626
EBIT	70	65	78
EBITDA	108	102	121
EBITDA margin in %	18.0	16.4	19.4
Net income	42	54	48
Retained earnings	172	221	264

Stock Exchange

EUR	2000	2001	2002
Common stock in mill.	27	27	27
Capitalized value in mill.	294	268	329
Share price as at 31 Dec.	80	73	89,5
Earnings per share [1]	12.71	12.39	13.37

Net Gearing in %



40.00
30.00
20.00
10.00
0.00
33.40
35.32
9.46
2000
2001
2002

Dividend yield in %



5.00
4.00
3.00
2.00
1.00
0.00
1.83
2.00
4.47
2000
2001
2002*

*) Proposal

Capital Structure

EUR mill.	2000	2001	2002
Liabilities (exclusive of social capital)	362	314	277
Social capital	58	59	60
Equity	271	313	352
ROCE in %	15.5	11.7	13.1
ROE in %	16.8	18.6	14.5

Cash Flow

EUR mill.	2000	2001	2002
Gross cash flow	37	86	102
Net cash provided by operating activities	28	82	127
Net increase (+) / decrease (-) in cash	-2	1	46
Cash and current investments	90	42	85

The Year 2002

A record year

A stable development of sales

EBITDA up by 19%, to EUR 121.3 mill.

EBIT up by 21%, to EUR 78.4 mill.

Satisfactory business development in 2003
in spite of uncertainty factors

Table of Contents

Introducing Lenzing

Status Report

Financial Statement 2002

Introducing Lenzing

A Brief Portrait of the Lenzing Group


Lenzing AG

The Lenzing Group is an Austrian corporate group which is present on world markets. Through quality and innovative force, the company sets standards in the field of man-made cellulose fibers. Lenzing fibers, which are made of wood, a renewable raw material, are used both by the textile industry – for garments, home textiles and technical textiles – and the nonwovens industry.

With its more than 60 years of experience in the production of fibers, the Lenzing Group is the only manufacturer worldwide that unites under one roof all three generations of man-made cellulose fibers – classical Viscose, Modal and Lyocell.

The success of the Lenzing Group is based on a consistent focus on its customers, coupled with technology and quality leadership. The economic strength is secured both by focusing on special fibers and by a very good position regarding costs.

Lenzing is committed to the principles of sustainable management with very high environmental standards.

In addition to its core business – fibers – the Lenzing Group also operates in the business sectors paper, engineering and systems construction and plastics.

Sales: EUR 625.6 mill.
Staff: 3,365 [1]
Production: 366,000 tons of fibers [2]

[1] excl. SPV, incl. LFC [2] incl. associated companies

Production Program

Cellulose products

Fibers



The Lenzing Group manufactures man-made cellulose fibers – these are fibers made of natural raw materials. They include Viscose, Modal and Lyocell fibers, as well as a whole range of specialty fibers. The natural raw material for Lenzing fibers is primarily beech.

Pulp



The world's largest viscose fiber plant with integrated pulp production can be found at the Lenzing site. The integration accounts for a number of economic and ecological advantages. It allows to adjust pulp quality in an optimum fashion to the fiber production requirements. The dissolving pulp is manufactured at Lenzing, which is a special pulp used to produce Viscose, Modal and Lyocell fibers, as well as other cellulose products.

Other products



Chemicals

Sodium sulphate
Acetic acid
Furfural



Plastics

Films, tapes, fabrics and laminates
Fibers and yarns for filtration
Yarns for braided packings



Paper

Recycling paper
Poster paper
Envelope paper



Engineering

Viscose technology, pulp and environmental technologies, separation technology, testing equipment, automation, systems constructions and industrial services, marking systems

Introducing Lenzing

Organizational Chart of the Lenzing Group

Responsibilities of Members of the Board of Management in 2002

(different colors assigned)



Thomas Fahnemann

Chairman of the
Board of Management
as of 1 March 2003



Franz Raninger

International fibers operations
Research and development



Christian Reininger

Engineering
Environmental protection



Peter Untersperger

Finances and procurement
Paper and plastics

Lenzing AG

Fibers Division*

Paper Division

Lenzing Lyocell*	P.T. South Pacific Viscose*	Lenzing Technik	RVL-Reststoffverwertung Lenzing	Lenzing USA Corporation*	Bildungszentrum Lenzing	Lenzing Plastics
100%	41.98%	100%	50%	39%	75%	100%

*) part of the fibers sector of the Lenzing Group

Corporate Bodies

Members of the Supervisory Board

Karl Schmutzer, Vienna

Chairman (as of 15 April 2002)

Deputy Chairman (18 July 2001 to 15 April 2002)

Walter Lederer, Vienna

Deputy Chairman (as of 27 June 2002)

Horst Bednar, Vienna

Hermann Bell, Linz

Franz Zwickl, Vienna

(as of 27 June 2002)

Ewald Nageler, Vienna

Chairman (until 7 March 2002)

Wolfgang Peter, Ljubljana

Deputy Chairman (15 April 2002 to 27 June 2002)

Othmar Pühringer, Linz

(until 27 June 2002)

Works Council Representatives

Rudolf Baldinger

Chairman of the Company's Works Council

Chairman of the Blue-Collar Workers' Council

Helmut Maderthaner

Deputy Chairman of the Company's Works Council

Chairman of the White-Collar Workers' Council

Johann Schernberger

Deputy Chairman of the Blue-Collar Workers' Council

Members of the Board of Management

Thomas Fahnemann

Chairman of the Board of Management

(as of 1 March 2003)

Franz Raninger

Christian Reisinger

Peter Untersperger

Christian Jochen Werz

Spokesman of the Board of Management

(until 15 April 2002)

Introducing Lenzing

Note from the Chairman of the Supervisory Board



Ladies and Gentlemen,

During the business year under review, the Lenzing Group obtained the best result in the company's history. The successful course of previous years was thus continued impressively.

It is the stated goal of the Supervisory Board to support this direction with its best efforts. For this reason, the Supervisory Board approved the expansion of the production capacities at the sites at Lenzing and Heiligenkreuz during fiscal 2002. After all, it is thanks to the successful product strategy of the Lenzing Group, i.e. to act as a supplier of high-quality specialty fibers, that we were able to gain access to new markets. We now want to expand sales on these markets and secure the market position of the Lenzing Group. During fiscal 2002, we have given clear proof of the fact that there is demand for our products and services – also when the overall cyclical conditions are difficult.

Lenzing AG demonstrates impressively that it is possible to manufacture products for the entire world market – also in a classical "high-wage country" like Austria and when complying with the highest environmental standards. A prerequisite for that, however, is leadership in technology, a very rigid cost management, consistency in improving productivity, as well as to be clearly guided by customer requirements when developing new products. The integration of pulp and fiber production, in connection with the most modern manufacturing lines, a lean administration, and an innovative product development – all this has helped Lenzing AG gain a unique position in the fiber industry. The very good economic development is a logical consequence of this positioning.

It will be the task of the Board of Management to secure this position with sustainability, even under the current difficult overall conditions of the world's economy. This was another reason why the team on the Board of Management was recently increased, to be once again made up of four members.

Let me take this opportunity to congratulate the staff members of Lenzing AG on behalf of all members of the Supervisory Board and of all shareholders on the outstanding result for the year. Our thanks are also due to the Board of Management for their commitment and hard work for our company during the 2002 business year.



Karl Schmutzer
Chairman of the Supervisory Board

Introducing Lenzing

Note from the Board of Management



Dear Shareholder,

Fiscal 2002 was the best business year in the history of our company, which can look back on a long tradition. During the year under review, Lenzing demonstrated once again that it is one of the most successful and best-performing industrial enterprises in Austria. This success is all the more remarkable as it was not earned during a period of economic boom, but against the background of a somewhat bleak business environment throughout the world.

The results for 2002 therefore also prove that the Lenzing Group's strategy is the right one, i.e. to position itself internationally as a manufacturer of specialty fibers with a high technical standard and providing a high level of service. As a result, we succeeded in bringing about the transition from a manufacturer of commodity fibers to a customer-focused and innovative supplier of specialty fibers. The other non-fiber business sectors, i.e. engineering and systems constructions, paper and plastics have generated remarkable results in fiscal 2002 – just as in the years before.

However, neither we nor our staff members will rest on the laurels of our success. New strategic and operations-related challenges lie ahead of us. As the globalization of the world's economy progresses incessantly, the textile fibers industry will also have to cope with ever new tasks in the years ahead of us. For the Lenzing Group this means that we must maintain our strong innovative force in spite of the currently unfavorable international cyclical situation, as well as continue to further optimize our product mix in the years to come. To this end, we will continue to secure our strong market position by ongoing cost management and intensive global marketing efforts.



The decision to expand the fibers capacities at Lenzing and at the Lyocell production site at Heiligenkreuz is a major strategic step and an important prerequisite for reaching our corporate goals.

The success of fiscal 2002 allows us to propose to our shareholders to distribute the highest dividend ever since we went public in 1985. The foremost goal of the Board of Management is to secure the sustainability of this attractive result for the future.

We would like to take this opportunity to also cordially thank our customers and suppliers for their loyalty to and cooperation with our company, which has often lasted for decades. We extend our special thanks to our staff members. We would not have been able to obtain the success of fiscal 2002 without their commitment. By the same token, we would also like to thank our shareholders for their attachment to the Lenzing Group.

Lenzing, March 2003



Thomas M. Fahnemann



Franz Raninger



Christian Reisinger



Peter Untersperger

Status Report



Table of Contents

Status Report

General Market Environment



The difficult situation of the world's economy and the tensions on the international political scene also determined the environment of the fibers industry. Fiscal 2002 did not offer any growth impulses worldwide to the textile industry. After demand had picked up slightly during the first semester, global textile fiber activities experienced another slackening towards the end of the year under review.

In Europe, demand in the field of chemical fibers decreased by some 4%. Production quantities stagnated, the decline in demand was compensated by exports. Growth impulses came, however, from specialty fibers and the field of nonwovens.

The market situation in Asia was marked by a vigorous increase – by approximately 20% – in the production of chemical fibers in China. The high increases in textile exports from China (+13%), India and Pakistan (about 15% each) resulted in a correspondingly higher local demand for fibers. Textile exports from Indonesia decreased by about 13%, which had a negative impact on fiber demand.

The US fiber market suffered from the massive quantities of textile imports from Asia. The slight increase in the local production of chemical fibers, by about 3%, was underpinned by a better nonwovens business as well as demand in the field of carpeting.

The non-fibers business sectors also experienced a development that was characterized by a general reluctance to invest, due to cyclical considerations (systems engineering or construction industry). In the paper industry, to the slack demand came a slight increase in raw-material prices.

Development of the Lenzing Group

Strategic position serves as basis for success

During fiscal 2002, consolidated sales of the Lenzing Group rose slightly to EUR 625.6 mill. (2001: EUR 622.7 mill.). The fibers sector accounted for a consolidated 73% of the sales, paper generated 9%, plastics 12%, and the engineering and systems construction sector 4%.

In spite of the difficult market environment, the Lenzing Group can look back on an extremely positive fiscal 2002. It was possible to distinctly improve all key data relating to income, the balance-sheet situation and liquidity. The reason for this development was that the Group has positioned itself, in a sustainable fashion, as a quality supplier with a consistent focus on customers, has increased its sales of specialty fibers and accordingly expanded its production of specialty fibers.

During the year under review, it was possible to expand the total fiber production of the Lenzing Group's manufacturing sites by nearly 10% to 366,000 tons. As a result, the Group succeeded in further increasing its market shares in the fiber business on all important markets.

Maintaining a sustainable position as a quality supplier with a consistent focus on customers

Distribution of sales by sector

100% = EUR 625.6 mill.



FIBERS 73.0%
OTHERS 2.8%
ENGINEERING AND SYSTEMS-CONSTRUCTION 3.7%
PLASTICS 11.5%
PAPER 9.0%

Status Report

Development of the Lenzing Group

Best year in the company's history

With income from operations (EBIT) of EUR 78.4 mill., Lenzing was able to surpass the comparable figure for the previous year (EUR 64.6 mill.) by 21%. In consequence, fiscal 2002 was the best business year to date in the company's history. The largest part of this result was earned by the fibers sector, although all other business sectors of the Lenzing Group also succeeded in generating clearly positive contributions to the result. Earnings before interest, taxes, depreciation and amortization (EBITDA) rose by 19%, to EUR 121.3 mill., which corresponds to an EBITDA margin of 19% (after 16%). Earnings before taxes and minority interest grew by 10% and amounted to EUR 72.1 mill. On account of higher taxes on income and earnings (EUR 23.0 mill. after EUR 19.9 mill.), the surplus for the year from continuing business operations did not grow so much and amounted to EUR 49.2 mill. (2001: EUR 45.6 mill.).

All business sectors provide clearly positive contributions to the result.

Distribution of sales by region

100% = EUR 625.6 mill.



EU (excl. Austria) 43.9%
AUSTRIA 21.1%
OTHERS 3.2%
CENTRAL AND SOUTH AMERICA 1.3%
NORTH AMERICA 3.7%
ASIA 16.6%
REST OF EUROPE 3.8%
EFTA 6.4%



Historic low in debt/equity ratio

The good earnings position was the basis for a further improvement in liquidity and the capital structure. In fact, we were able to increase the cash flow from operations by 56% to the new record level of EUR 127.4 mill. Fewer investments than during the previous year resulted in a high volume of liquid funds. Liabilities requiring interest payments were dramatically reduced, which resulted in another clear decrease of the net debt from EUR 110.4 mill. at the end of 2001 to EUR 33.3 mill. at the end of 2002. This correlates with a net gearing of 9% (2001: 35%).

Investments in quality and capacity

After considerable investments had been made in fiscal 2001 focusing on the Lenzing site, the amount spent on investments in 2002 was limited to EUR 41.7 mill. (2001: EUR 66.7 mill.) These were made primarily in order to secure the quality of our products, to remove technical bottlenecks in production and, to some extent, to prepare the investment package for 2003. Investments into the non-fiber specific business sectors remained on last year's level or were slightly lower than in 2001.

Status Report

The Fibers Sector



Cellulose fibers, such as Viscose, Modal and Lyocell, make up the core business of the Lenzing Group. Highest product and service quality, a broad spectrum of specialty fibers and the outstanding position regarding technologies constitute the basis for the top position held by Lenzing fibers on the world market.

The fibers sector of the Lenzing Group comprises the integrated pulp and fiber manufacturing operations at the Lenzing site, as well as Lenzing Lyocell GmbH & Co KG at Heiligenkreuz/Austria (100% subsidiary), and P.T. South Pacific Viscose in Purwakarta/Indonesia (41.98% share). Lenzing AG still holds a minority share of 39% in the US fiber plant of Lenzing Fibers Corporation.

The Fibers Division of Lenzing AG

In spite of difficult global conditions, the fibers division succeeded in achieving a record result in 2002. During the first three quarters, Lenzing AG benefited from a market revival in the demand for quantities, which was followed, though, by a slowdown during the fourth quarter. The sales of the business division rose by 4.6%, i.e. from EUR 339.6 mill. to EUR 355.3 mill. Throughout the entire year under review, production lines worked to full capacity.

This further improvement of the result, as compared to the already very good result of the previous year, is mainly due to larger quantities sold and manufactured, favorable raw-material prices, and a product mix that was further improved – a development that was especially spurred by Modal, the specialty fiber. Sales in Asia recorded positive increases. The nonwovens business continued to develop favorably.

Expanding capacities to secure the future

When taking the decision to expand the capacities for fiber and pulp production at the Lenzing site in 2002, the company set the course for expanding the world market position of the Group. The investment amounts to approximately EUR 90 mill. This is the largest single investment at the Lenzing site made to date. By eliminating bottlenecks in production, the fiber capacity will be enlarged by about 20,000 tons to approximately 200,000 tons per year in the future. Pulp capacities will also be increased by about 35,000 tons to approximately 210,000 tons, in order to preserve full integration. Processing wood, the raw material, to pulp and then to Viscose and Modal fibers in an integrated procedure will therefore continue to be the basis for the company's leadership regarding costs and quality. The additional quantities will be available at the end of 2003 and/or early 2004.

Nonwovens

means that the fibers are not spun into yarns for the manufacture of fabrics but are made into a fleece used for applications in sensitive areas, such as hygiene, medicine and cosmetics.

The best-known products are wiping tissues, which are used, for example, in baby care, as well as to remove make-up or as refreshing towels. In the medical field, nonwovens are used for wound dressings, surgical swabs or as components for surgical garments. Another growing segment are household applications, but also the highly absorbent fibers used for tampons.

Distribution of sales by business segment


NONWOVENS FIBERS
66.1%
FLAME RETARDANT FIBERS (FR)
0.7%
TEXTILE FIBERS
33.2%

Status Report

The Fibers Sector

Outlook

Cyclical economic activities are expected to continue to be slack worldwide, which means that a thorough revival of the market cannot be anticipated on a medium-term basis. During the first semester 2003, the textile segment will therefore be characterized by a weaker demand. Specialty fibers, which continue to be in good demand, will not be affected. The uncertainties of the international political scene and the volatility of capital and financial markets make it difficult to venture any longer-term forecasts. Lenzing AG's goal is to compensate the absence of impulses from the market by continuing to consistently improve the product mix with a focus on specialty fibers. On account of its good position on the market, Lenzing also expects a good result for fiscal 2003, maintained by a continuously strong fiber business, as well as good contributions from the non-fiber specific sectors.

Deliveries of specialty fibers – Lenzing AG

in 1000 tons


200
180
160
140
120
100
80
60
40
20
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
specialty fibers
standard fibers

Specialty fibers

A broad range of specialty fibers accounts for customized solutions in the most diverse areas of applications: soft Modal Micro for ladies' lingerie and gents' undergarments, Modal Classic and Lenzing Lyocell for shirts, blouses and ladies' dresses, Soft Denim and Peachskin products – and these are only a few examples. Filling fibers for blankets and pillows are high-quality eiderdown substitutes and moisture managers for a healthy and dry climate during sleep. The use of fibers made by Lenzing is also gaining increased importance for the nonwovens industry.

Lenzing Lyocell

Fiscal 2002 was the most successful year to date for Lenzing Lyocell. Lenzing Lyocell fibers succeeded in recording a clear upturn on the market. An expansion of capacities is the consequence of this positive development.

Lenzing Lyocell GmbH & Co KG developed to our great satisfaction during the year under review. The product and marketing campaign, which was launched recently, made it possible to achieve a significant increase in sales in spite of a slack cyclical environment. Production facilities worked to full capacity. In the course of the year, technical adaptations helped to expand capacities by about 20% and to reach a new record level. On account of all of these measures, the result was substantially improved during the year under review.

As regards products, new priorities were set, both in the textile segment and the nonwovens area, and the customer base was broadened. New attractive areas of application for Lenzing Lyocell are, for example, terry cloth products and other products in the field of home textiles. Lenzing Lyocell filling fibers for bedding enjoy a high level of acceptance.

Decision taken on large-scale investment

On account of the good demand, the decision was taken during the year under review to further expand capacities by building a second production line. The costs required by the investment will amount to about EUR 35 mill. The additional production capacities will be available in early 2004.

Outlook

At the beginning of 2003, the energy and material-supply center of the Business Park Heiligenkreuz was purchased by Lenzing AG, in order to secure energy supplies at favorable costs on a long-term basis. As a result, it will now be possible to benefit from the advantages of integration in the energy field as well, by optimally adjusting energy generation to fiber production.

It is expected that there will be a further increase in sales in fiscal 2003. Activities will focus on finishing the second production line in time. Intensive marketing activities will go hand in hand with the increase in capacities.

A pronounced upswing for Lenzing Lyocell fibers on the market

Status Report

The Fibers Sector

South Pacific Viscose (SPV)*

South Pacific Viscose, the associated company in Indonesia, can look back on a successful year 2002 on account of vigorous export activities and an improved product mix.

Although demand on the local textile market in Indonesia was characterized by slack prices and low quantities, SPV succeeded in achieving a favorable result for the year. In 2002, the Indonesian textile industry came under pressure, particularly due to fiercer competition from China and the slack demand by the garment industry. South Pacific Viscose reacted to this challenge with an offensive export campaign and was able to score substantial success on selected export markets. By selling larger quantities of non-wovens, the product mix was also improved.

Altogether, during the year under review a new record was set regarding the quantities produced. The result for the year was also characterized by more favorable raw-material prices, in addition to the larger quantities. The company's debt/equity ratio was lowered even further.

Outlook

For the time being, no thorough recovery is expected for the Indonesian textile fiber market. Political instability continues. As a result, South Pacific Viscose will continue to put major focus on its export business also in 2003. The rising raw-material prices will, however, make it difficult to generate as good a result in 2003 as that achieved in 2002.

A successful business year 2002
Record production
Improved product mix

*) associated company, consolidated at equity

Lenzing Fibers Corporation (LFC)

Lenzing Fibers Corporation, the US minority investment, focused on the expansion of the nonwovens business during fiscal 2002. This helped to clearly expand the production quantity. When considering the continuously difficult overall conditions on the US fiber market, the operating result for the year, which was almost balanced, is satisfactory.

The course of business expected for fiscal 2003 continues to be difficult.

The Engineering and Systems Construction Sector



Lenzing Technik

Lenzing Technik is an independent, technology-oriented manufacturer of machinery and equipment which operates on niche markets throughout the world. With a staff of about 500, this subsidiary of Lenzing AG is one of the leading suppliers with regard to fiber and pulp technology. It also operates successfully in the fields of automation, systems construction and industrial services, as well as in the production of special testing equipment and special machinery.

In 2002, the market environment regarding engineering and systems construction was characterized by a general reluctance on the part of industrial customers to make investments, as well as by a general price pressure. However, signs that markets are picking up were noticeable in China and South-East Asia during the second semester.

According to segment reporting, total sales of the sector engineering and systems construction amounted to EUR 59.4 mill. in 2002, as compared to EUR 67.1 mill. for the year before. The decrease in sales is primarily due to fewer orders placed by the Group on site at Lenzing.

The strategy to expand the range of products and services and to shift to a broader customer base was continued. On account of its position as an independent company, Lenzing Technik was able to act with more flexibility on the market and to achieve a positive result also for 2002.

Good results in all fields

The business division systems construction and industrial services produced good results and worked to full capacity. The field of automation was enlarged by an equipment-manufacturing group, which also recorded an optimum utilization of its capacities.

The product groups viscose and separation technology achieved clear increases in sales by means of more intensive marketing activities and inroads into new customer areas. In these two segments, Lenzing Technik succeeded during fiscal 2002 in successfully maintaining its position, even in the face of the ever stronger competition from Asia.

The division pulp technology and engineering services received several orders for technology and engineering services regarding pulp expansion projects in Europe, which is proof of the high competence of the Lenzing Group in the field of process technology. Recently the textile industry showed only a moderate willingness to invest. In fiscal 2002 this had a negative impact on the sales and the result of Lenzing Instruments, a business division, although a slight improvement was noticeable during the fourth quarter.

The business division marking systems succeeded in further positioning itself worldwide as a supplier of color marking systems and stamping machines on the steel market, where it was able to record a growing number of orders.

The product group poly-extinguishing systems was sold to Rosenbauer International AG, the supplier of fire brigades, at the end of 2002. As a result, Lenzing Technik has completely withdrawn from this market segment.

Outlook

As marketing activities were stepped up, and as there was more demand by the target markets of Lenzing Technik, the level of orders in hand has clearly gone up. In 2003, major investments at the Lenzig site will also have a decisive impact on the development of sales. Significant increases in sales are expected for newly developed testing instruments and special machinery, two areas where marketing activities will be stepped up.

On account of the good order level and the expanded range of products regarding automation and industrial services, we expect the overall development of sales and the result for 2003 to be on a level as gratifying as that of the past years.

Distribution of sales by segment


SYSTEMS CONSTRUCTION AND INDUSTRIAL SERVICES 44.5%
TESTING EQUIPMENT, MARKING SYSTEMS, EXTINGUISHING SYSTEMS 7.6%
AUTOMATION 14.8%
PULP AND ENVIRONMENTAL TECHNOLOGIES 9.3%
VISCOSE TECHNOLOGY 16.3%
SEPARATION TECHNOLOGY 7.5%

The Plastics Sector



Lenzing Plastics

Lenzing Plastics GmbH & Co KG is a successful manufacturer of plastics products, operating on several niche markets. In these areas, Lenzing Plastics can boast a very good market position on account of its high product quality and first-class customer service. The export share makes up about 95%, approximately one third of the production is delivered to markets outside of Europe.

During fiscal 2002, the market environment was characterized by extremely weak cyclical activities in industry and the construction sector. The plastics sector succeeded nevertheless in achieving a 7% increase in sales (EUR 73.0 mill.*). This result is a further improvement over the already very good value obtained for the previous year. Lenzing Plastics holds a top position with many products and in several market niches. In connection with intensive marketing efforts, this facilitated a continuous growth in market positions and customers.

During the year under review, the cable industry segment succeeded in further increasing its sales and production of separator and wrapping films, as well as marking tapes, in spite of the stagnating cyclical activities of the industry. By the same token, Lenzing Plastics was able to further secure its market position in the field of films for packaging applications, as well as complex laminates.

One strategic focus is directed towards mono-axially drawn polypropylene films (MOPP). A second MOPP line was bought from the bankruptcy estate of an insolvent competitor. This was added to the MOPP line acquired in September, for manufacturing highly tear-resistant film for the production of tear tapes and carry handles. As a result, the competitive environment has become consolidated, and Lenzing Plastics is in a position to act faster and with more force on this market.

*) according to segment reporting

Distribution of sales by market segment


BUILDING MATERIALS 32.4%
CABLE FILMS 10.7%
PACKAGING 24.4%
PTFE FIBERS AND FILAMENTS 32.5%

Regarding the building-materials segment, Lenzing Plastics is one of the leading manufacturers of permeable films and laminates for roof construction and semi-finished products for the insulating materials industry. Despite the extremely difficult market situation, it was also possible in this sector to increase sales, as well as the result.

During the first semester, business with PTFE (polytetrafluoroethylene) was above expectations, especially regarding the market niche hot-gas filtration. Subsequently, there was a clear slackening of demand. In addition to a weak market, the competitive situation of this business sector has also clearly become fiercer.

Outlook

Seen from today's perspective, Lenzing Plastics expects 2003 to be a good year, on account of its good market position. However, the year will be marked by difficult overall conditions. There are no signs as yet of a revival of the most important export markets. Nevertheless, by consistently continuing to develop its technologies, by pursuing a policy of tight cost management, as well as by developing numerous new products, Lenzing Plastics is in a position to overcome cyclical weaknesses and the downswing of individual markets. The company therefore expects further growth overall for 2003.

Status Report

The Paper Sector



The Paper Division of Lenzing AG

The focus on high-quality niche products makes the paper division of Lenzing AG a competent partner. In addition to high-quality recycling papers for a wealth of applications (e.g. copying paper), super-white envelope papers for the envelope industry, as well as special poster paper varieties are manufactured.

Fiscal 2002 took a relatively satisfactory course for the paper division, in spite of the very difficult market environment. The first semester was characterized by good demand, which considerably deteriorated, though, during the second semester. Despite these unfavorable overall conditions, the division succeeded in maintaining and/or partly further expanding its market position in Germany and Switzerland, which are important markets.

Raw-material costs clearly went up in 2002. However, it was only possible to a limited extent to pass on price increases to the market. Production totaled about 71,600 tons. According to segment reporting, sales amounted to EUR 56.5 mill. (2001: EUR 61.3 mill.). The result achieved was satisfactory.

The segment high-quality recycling papers succeeded in broadening its cooperation with Neusiedler AG by launching a new copying paper. By the same token, partnerships with the European envelope industry were also strengthened further. Setting up a new quality control system and introducing several technical improvements have made it possible to further optimize quality, as well as to slightly increase production.

Outlook

As the weak cyclical environment continues, accounting for a slackening of demand, a slow first semester must be expected for 2003. A slight revival is expected for the second semester at the earliest.

Lenzing Paper scores success with high-quality niche products

Distribution of sales by variety



ENVELOPE PAPER 52.7%
POSTER PAPER 9.4%
RECYCLING PAPER 37.9%

Status Report

Research and Development



For its innovations, Lenzing AG can rely on one of the world's leading centers of competence for wood, cellulose and fiber chemistry.

In fiscal 2002 expenditure for research and development amounted to EUR 13.3 mill. (calculated according to the Frascati Manual), compared to about EUR 12 mill. in the year before. This underlines the high priority that the Lenzing Group attaches to research and development in connection with a successful expansion of its worldwide leadership.

In addition, the Lenzing research center is also a much sought after partner for national and international cooperation projects, in the course of which the many different partners, from universities and industry, also work to produce results for Lenzing AG.

Viscose

During the year under review, one of the most important tasks was once again to develop new innovative viscose fibers. With "Viscostar" – a highly absorbent fiber – a new product was successfully launched on the market. In cooperation with selected customers it became possible to bring a new viscose fiber for polyester blends to market maturity, which offers considerable ecological and commercial benefits during dyeing.

Lyocell

Another priority was the improvement in the Lyocell process technology, with the aim of optimizing and securing Lyocell quality, in order to increase productivity and to reduce the specific investment costs. This is also of major importance in connection with the imminent capacity expansion at the Heiligenkreuz plant. The development of Lyocell fibers for home-textile applications was continued with consistency, since this segment recently managed to achieve considerable acceptance by the market.

Center of competence for wood, cellulose and fiber chemistry

Pulp

Regarding pulp research, the focus was on optimizing processes. One objective of specific process developments was to increase capacity without incurring any major, additional investments. Further technological developments also made it possible to continue to optimize manufacturing costs.

Product developments for systems construction and plastics

During the 2002 business year, products in the segment testing equipment and filtration technology were developed for Lenzing Technik. For Lenzing Plastics, developments in the field of PTFE yarns, as well as further developments for the segment roof underlining films were implemented with success.

Corporate Communications

Lenzing is committed to a regular and transparent information policy towards the general public and its shareholders.

Investor Relations

Lenzing shares are traded on the Standard Continuous Market of the Vienna Stock Exchange, as well as during over-the-counter-trading at the stock exchanges of Munich, Stuttgart, Berlin and Frankfurt. The nominal capital amounts to EUR 26,717,250 and consists of 3,675,000 individual share certificates.

The ADR program in the USA, which had existed on a small scale since 1992, was discontinued as at 21 March 2003.

The majority owner, holding more than 75% of the shares, is B & C Holding GmbH, Vienna, which is a 100% subsidiary of B & C Privatstiftung, set up by Bank Austria Creditanstalt at the end of 2000. B & C Holding is an Austrian financial holding company that has investments in many different sectors of industry. It considers itself to be an Austrian core shareholder with long-term interests.

During the year under review, the general public was informed regularly about the course of business by means of press conferences, press releases and letters to shareholders. Inquiries from private and institutional investors were also handled on an ongoing basis. Furthermore, Lenzing organized several information meetings for institutional investors, including a one-day seminar with the Board of Management at the Lenzing site. The 58th Regular Shareholders' Meeting took place on 27 June 2002 at Lenzing.

Development of Lenzing Shares


95.00
90.00
85.00
80.00
75.00
70.00
65.00
60.00
01/02
02/02
03/02
04/02
05/02
06/02
07/02
08/02
09/02
10/02
11/02
12/02



Public Relations

In May 2002 the new wood yard was inaugurated. 350 partners from the wood and forest industry in Europe, as well as a large number of official guests attended the ceremony held on that occasion.

In June 2002 some 200 experts of the viscose sector accepted the invitation of Lenzing Technik to attend the Third Viscose Technology Congress at Bad Ischl.

In July 2002 the fifth anniversary of the Lyocell plant at Heiligenkreuz was celebrated. This was followed in October 2002 by a seminar for journalists dedicated to Lyocell.

In August 2002 Lenzing's Board of Management handed a donation in the amount of EUR 100,000 for the victims of the flood disaster to Josef Pühringer, Governor of the Federal Province of Upper Austria. In addition, 50 staff members of Lenzing AG with athletic ambitions took part in a charity event to assist flood victims, in which they rode their bikes to the top of Großglockner Mountain. The Austrian National Bank honored this performance by Lenzing staff members by transferring more than EUR 5,000 to flood victims.

In December 2002 Franz Raninger, Managing Board Member for Fibers, received the European Eco-Label, in the form of the European flower, from the hands of Margot Wallström, EU Commissioner for the Environment in the course of a solemn ceremony. The award was given to Lenzing AG for the environmental friendliness of its fibers. The new feature this time was that the award was given to a fiber manufacturer, after more than 40 awards had been given to textiles.

Link: www.eco-label.com

Status Report

Environment and Sustainability



Sustainability put into practice

Lenzing AG holds a lead position with its high environmental standards, and by reducing specific emissions it has set a standard that is unique worldwide. At an early stage, Lenzing AG committed itself to the principle of sustainability, based on the use of wood – a renewable raw material.

Sustainability is a simple concept: The balance between environment and society must not be upset through our actions – neither today, nor tomorrow. Adding long-term and competitive value in production, distributing resources fairly and providing safe and sound working conditions: these issues receive our foremost attention.

At all stages – from the use of the beech wood, obtained when thinning forests, and the chlorine-free production of pulp (TCF), to fiber production – considerable care is taken to comply with ecological criteria. For example, already two thirds of the most important raw materials are delivered by train. On account of the integrated production at the Lenzing site, there is no need for the treatment steps and transport routes for the pulp that are otherwise required when producing viscose.

More than 70% of the energy generated at Lenzing is CO_2 neutral and comes from biogenic materials and residual materials.

Lenzing AG is making every possible effort to keep the quantity of chemicals used as low as possible, as well as to reduce any risk potential. All materials used are tested for their ecological compatibility.

Lenzing AG's Environmental Policy

Principles put into practice – We work for sustainability

Lenzing AG is committed to the principles of a sustainable development. Our efforts serve to secure the ecological basis for our lives, giving due regard to a social equilibrium.

We are engaged in a forward-looking environmental policy which encompasses the responsible, provident and careful use of all resources as the central feature of sustainability.

Our processes are guided by ecological considerations

We manufacture products made of renewable raw materials, of which we use a great many components. Our production processes, as well as our energy production serve as ecological models.

We continuously monitor and evaluate the environmental impact of our production operations by means of internal and external measurements.

We consider environmental aspects when taking decisions and making investments. Before using new materials, we check them for their ecological compatibility. Already during the planning phase, new products are tested for their impact on the environment.

We act in a forward-looking way when it comes to new ecological findings and future legal and technological developments.

We are committed to continuously improving our environmental performance.

We take responsibility

We take our social and ecological responsibility to society seriously. In addition to our commitment to comply with existing environmental regulations and environment-related ordinances, we expect a large measure of individual responsibility from our staff members.

We attach the same top priority to safety at the workplace, health issues and environmental protection as to economic issues. We conduct self-checks on a voluntary basis in order to further improve health, safety and environmental conditions.

We are open and ready for dialogue

We are engaged in an ongoing dialogue regarding environmental issues with politicians, authorities and the public at large. We want to be open to, and accessible for our direct neighbors as a partner. We communicate all data of environmental relevance to authorities and neighbors.

Staff members and the public at large are duly informed of our guiding principles and efforts regarding environmental protection.

We are guided by our customers

We make every effort to manufacture products that are ecologically sustainable and successful in economic terms, and which allow for a safe use and disposal. We want to satisfy our customers' expectations regarding the ecological compatibility of our products.

Environment and Sustainability

European Eco-Label for Lenzing fibers

In December 2002, Lenzing AG was the first fiber manufacturer to receive the European Eco-Label. Margot Wallström, European Commissioner for the Environment, personally handed over the award. Consumers have one more reason to be certain that Lenzing viscose fibers are a product of high environmental compatibility, which is carefully tested by an independent body.

The guidelines for awarding the European Eco-Label are very strict, and it is only the best in an industry that will receive the "European flower". The underlying environmental criteria required scientific analyses regarding the impact of Lenzing fiber products and of the manufacturing processes of Lenzing AG on the environment.

The criteria for the "European flower" require the continous compliance with strict limit values for air and water emissions. Lenzing AG satisfies these criteria in an exemplary fashion: Lenzing pioneered the development of totally chlorine-free bleach (TCF). The chemicals used are therefore subjected to close scrutiny with regard to their ecological compatibility.


The
European
Eco-Label
awarded to
Lenzing AG
Fibers



"With its efforts to offer consumers environmentally friendly products, Lenzing AG makes a major contribution to a sustainable development."

Directorate General for the Environment of the European Commission in a letter to the company

Responsible Care

Since 1996, Lenzing AG has been a participant in "Responsible Care", the voluntary environmental program of the European Chemical Association as well as of the Austrian Association of the Chemical Industry. Our commitment to acting with responsibility includes all our activities in the fields of environmental protection, safety at work and the health of staff members. The activities undertaken in this connection go beyond the existing statutory requirements.

In addition, Lenzing AG is also a member of the Transport, Accident, Information and Assistance System (TUIS) of Austria's chemical industry and offers fire brigades, public authorities and services active support through its expertise in case of transport accidents with chemical products.

Environmental management system according to ISO 14001

In early 2002, Lenzing AG decided to introduce an environmental management system for the site at Lenzing pursuant to Austrian standard ÖNORM EN ISO 14001. This takes account of in-house deliberations of the subject, as well as recommendations by our customers. In addition to providing benefits in communication with customers, public authorities and the general public, the environmental management system will also result in a further improvement of our internal routines and enable us to cope even better with the increasingly complex tasks of the future.

The preparatory work made good progress in the course of 2002. We can therefore expect to be certified in the summer 2003.

Fuel mix at Lenzing AG (incl. RVL)
Total quantity (2002): 10,880,700 GJ


BARK/SAWDUST
10.0%
RESIDUAL SUBSTANCES/
SEDIMENTATION SLUDGE
26.7%
BIOGENIC FUELS AND
RESIDUAL SUBSTANCES
77.2% CO2-NEUTRAL
NATURAL GAS
8.6%
LYES
40.5%
OIL
2.1%
COAL
12.1%
FOSSILE
FUELS
22.8%

Environment and Sustainability

Odor concentrations in air emissions (hydrogen sulphide H_2S)

Montly values (based on daily average data)



14
12
10
8
6
4
2
0
t/d
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Lenzing AG's Testing Station for Ecological Analysis

Through its Testing Station for Ecological Analysis (UAL), which has been accredited since 1996, Lenzing AG also offers external customers its environmental analysis services in the field of water, waste water and waste materials. In 2002, the UAL was able to strengthen its position and to further increase its sales. The testing station complies with the new standard EN ISO 17025, and in the summer of 2002 successfully passed the re-accreditation audit, required by the Austrian Accreditation Act.

Reststoffverwertung Lenzing (RVL)

The incineration plant for residual materials of Reststoffverwertung Lenzing (RVL) serves as proof of an economically and ecologically meaningful partnership between an industrial company and a waste-management and energy-supply operation. This joint venture between Lenzing AG and AVE GmbH (a subsidiary of Energie AG Oberösterreich) makes it possible to subject sorted and prepared residual materials to thermal processing. Approximately 200,000 tons of plastic waste, rejects from waste-paper processing, sedimentation sludges and selected light fractions from waste-material treatment plants are treated by means of thermal processing and used – with a high efficiency ratio – as electricity and heat throughout the year. As a result, RVL also makes a considerable contribution to a modern and sustainable waste-material management in Austria.

After more than four years of very successful trial operations, the Federal Ministry for Agriculture and Forestry, the Environment and Water Management issued a legally effective official permit for the permanent operation of the RVL plant on 27 December 2002.

Events with impact on the environment

On 29 April 2002, repair works caused a fire at the cooling-tower facilities. After the fire, the authorities granted a modification of the admissible heat emissions for a limited period and under strict conditions, until the completion of the repair work. Lenzing AG in turn took additional measures in order to lower the heat load. As early as August 2002, it was once again possible to take the new cooling tower into full operation.

Population equivalents for waste-water

Monthly values (based on BSB5)



1,400,000
1,000,000
600,000
200,000
0
Population equivalents
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Status Report

Human Resources



As a customer-oriented industrial enterprise, the Lenzing Group attaches great importance to continuous basic and further training, the highest level of safety at the workplace and a good working atmosphere. Content employees are the basis for satisfied customers.

On 31 December 2002, the Lenzing Group had a staff of 3,365*. On average, staff members stay with the Lenzing Group for approximately 17 years, which is proof of the attractiveness of our jobs in an expanding corporate environment. In addition to a performance-oriented remuneration, Lenzing staff members also share in the success of the company. Furthermore, they are able to benefit from many alternatives in designing their working hours, such as part-time work, teleworking or pre-retirement part-time work, as well as different options of shift work or flexible working hours.

During fiscal 2002, 42 apprentices were again signed on at the Lenzing site. They are being trained for occupations, such as chemical process technology, chemical process technology/chemical laboratory technology, mechanical engineering, process control/electrical operations, plastics processing, paper technology and textile mechanics. With a total number of 125 apprentices (previously 107) on 31 December 2002, Lenzing is pursuing a forward-looking personnel policy, is strengthening its position as an attractive employer and is clearly meeting its responsibility to the region, i.e. providing a fist-class training opportunity for young people.

During fiscal 2002, some 330 summer jobbers and summer trainees worked at the Lenzing site, especially in business and technical departments, as well as in research and production. In addition, a fair number of doctoral theses and diploma papers on technical-chemical and marketing-related subjects were commissioned.

*) excl. SPV, incl. LFC

Training and further training

Lenzing AG must secure its high production and service standard, which requires continuous basic and further training of staff members, as well as a broadening of staff qualifications. At the Bildungszentrum Lenzing (BZL), which increasingly and successfully also offers its programs to external attendants, staff members have a wide range of options for obtaining some basic or further training. In 2002, too, the focus was on courses to qualify as a skilled worker for plastics processing and as a chemical process engineer, as well as EDP courses. The further-training program is rounded off by management and leadership seminars, while the program to develop the in-house potential for young managers is being continued successfully. In addition, especially designed management programs are being offered to future senior managers.

Safety and health

The safety and health of staff members are prerequisites for reaching our corporate goals. The successful program "Easy to Reach 100%", with the goal of complying 100% with all safety regulations, was continued with the program "Speak to me – thank you". This campaign was used to train all staff members in team-oriented behavior, in order to address each other in connection with potential risks. Lenzing AG was nominated for the State Award of the Federal Ministry of the Economy and Labor with its program "Easy to Reach 100%".

The well-tested measures were continued in order to promote the awareness for health issues. In addition to offering routine medical check-ups, Lenzing AG carried out "Health Days" for almost 400 staff members. The goal is to improve the level of information and create comprehensive awareness in the fields of health and nutrition among the participating employees. The success achieved so far encourages us to continue this activity. A number of organizational changes were made and workplaces re-arranged in order to ensure the protection of non-smokers. Staff members were also invited to attend seminars to give up smoking. These programs were supported by campaigns for staff members on safety during leisure-time activities. The idea is to make safety and health part of the lifestyle of every Lenzing staff member.

The restaurant operated at Lenzing won the third prize in a competition for all in-house cafeterias in Austria, organized by the "Healthy Austria Fund" on the topic of "Healthy Diets".

Human Resources



"Ideas Exchange"

"Join in Working/Thinking/Creating/Designing" – was the motto followed by 493 Lenzing staff members who actively contributed to the Ideas Exchange with their suggestions for improvements in the course of 2002. A total of 572 suggestions for improvements were submitted. The annual savings for Lenzing AG, resulting from these improvements, amount to approximately EUR 1.5 mill. On the other hand, some EUR 190,000 were paid out as bonuses to staff members. These figures demonstrate once again the success of the Ideas Exchange, which must also be seen as an important management tool to motivate staff members and integrate them into the company's activities.

Team work

Team work was introduced consistently in fiber production processes and at Lenzing Plastics. Everywhere the results were positive. The success is reflected in excellent working results (quality, productivity) and in an improved communication that leads to smoother and more efficient routines at work.

Update

The Supervisory Board appointed Thomas Fahnemann as new Chairman of the Board of Management as of 1 March 2003. Previously, Thomas Fahnemann worked at KoSa, Houston, Texas, the polyester manufacturer, as Vice President and General Manager for the areas of "Intermediates, Polymers and Filaments".

Outlook

After an extremely successful fiscal 2002, the Lenzing Group anticipates that the market environment will be more difficult during the present business year. One cannot expect any positive impulses from the cyclical development – neither for the fibers sector nor for the other business sectors. Marketing activities will be stepped up in order to try to counteract the unfavorable overall conditions. The uncertain political situation in the world and continuing instability of financial and capital markets make it difficult to venture any reliable forecasts.

On the assumption that there will be no escalation of the political situation in the world, the Lenzing Group expects a satisfactory development of sales and of the results for fiscal 2003, in spite of the uncertain overall circumstances.

Financial Statement 2002

Table of Contents

Financial Statement 2002

Balance Sheet

Assets	Note	31/12/2002	31/12/2001
		EUR	EUR '000
Current Assets			
Cash		74,318,586	28,673.2
Investments	3	10,511,575	13,314.7
Accounts receivable			
Trade	4	79,545,804	111,915.0
Other		26,825,752	24,308.1
Deferred taxation	17	21,442	20.0
Inventory	5		
Raw materials and consumables		22,044,312	22,925.4
Work in progress and finished goods		37,081,654	38,867.7
Net assets of discontinued division	18	0	364.1
Total Current Assets		**250,349,125**	**240,388.2**
Investments and Loans			
Investments in unconsolidated subsidiaries		1,150,246	1,150.2
Investments in associates	6	1,734,481	853.5
Loans	7	25,155,904	29,797.2
Available-for-sale securities	8	15,635,056	20,490.3
Total Investments and Loans		**43,675,687**	**52,291.2**
Property, Plant and Equipment	9		
Land		2,785,715	2,457.8
Buildings		71,000,129	71,533.6
Plant and machinery		288,336,265	291,994.3
Fixtures, fittings and other assets		10,699,922	9,769.8
Prepayments and work under construction		8,259,369	6,248.2
Total Property, Plant and Equipment		**381,081,400**	**382,003.7**
Other Non-Current Assets	10		
Intangible fixed assets		3,747,696	4,923.0
Other non-current assets		9,850,634	6,341.2
Total Other Non-Current Assets		**13,598,330**	**11,264.2**
TOTAL ASSETS		*688,704,542*	*685,947.3*

Liabilities and equity

	Note	31/12/2002	31/12/2001
		EUR	EUR '000
Current Liabilities			
Current portion of long-term debt	12	14,420,886	16,601.0
Accounts payable			
Trade	11	34,537,263	52,215.5
Taxation		18,250,947	9,575.1
Other		51,841,826	52,044.4
Deferred taxation	17	643,178	337.0
Net liabilities of discontinued division	18	5,253,079	0.0
Total Current Liabilities		**124,947,179**	**130,773.0**
Non-Current Liabilities			
Long-term debt			
Banks	12	40,922,875	69,118.0
Other	12	53,904,967	58,308.5
Contribution by dormant partner		8,861,824	8,394.8
Accrued pension and other post-retirement benefits	14,15	59,967,923	58,949.7
Other long-term liabilities	13	29,301,317	30,047.6
Deferred taxation	17	18,762,789	17,375.2
Total Non-Current Liabilities		**211,721,695**	**242,193.8**
Minority Interest		**72,593**	**294.9**
Stockholders' Equity	19		
Common stock		26,717,250	26,717.3
Additional paid-in capital		63,599,592	63,599.6
Retained earnings		263,717,608	221,055.3
Accumulated other comprehensive income		-2,071,375	1,313.4
Total accumulated comprehensive income		**261,646,233**	**222,368.7**
Total Stockholders' Equity		**351,963,075**	**312,685.6**
TOTAL LIABILITIES AND EQUITY		*688,704,542*	*685,947.3*

Financial Statement 2002

Income Statement

	Note	2002	2001
		EUR	EUR '000
SALES		625,551,164	622,697.0
Cost of goods sold		-449,004,160	-462,665.5
Gross Profit		176,547,004	160,031.5
Operating Expenses			
Freights		-22,570,238	-21,412.1
Commissions		-7,616,611	-6,949.9
Other selling expenses		-32,425,056	-31,063.1
Research and development expenses		-13,492,745	-13,655.9
General and administrative expenses		-22,983,861	-26,331.5
Other expenses		-3,280,410	0.0
Total Operating Expenses		**-102,368,921**	**-99,412.5**
Other income		4,636,877	5,584.8
Gains or losses on the sale of property, plant and equipment		-447,981	-1,556.1
INCOME FROM OPERATIONS		78,366,979	64,647.7
Financial Result			
Gain/loss from investments in associates		873,259	-68.4
Interest expense		-5,170,268	-8,595.4
Interest income		6,203,554	7,302.3
Other financial income and expense		-8,127,683	2,185.5
Total Financial Result		**-6,221,138**	**824.0**
NET INCOME BEFORE TAXES AND MINORITY INTEREST		72,145,841	65,471.7
Income taxes	16,17	-22,979,378	-19,893.0
NET INCOME FROM CONTINUING OPERATIONS		49,166,463	45,578.7
Discontinued Operations			
Income from operations of discontinued divisions (including income taxes of EUR 0.00, 2001: EUR + 7,609,379)		-1,301,123	-4,010.2
Gain on disposal of discontinued divisions (including income taxes of EUR 0.00, 2001: EUR + 5,832,272)		0	12,665.0
Net Income from Discontinued Operations	18	**-1,301,123**	**8,654.8**
Net Income before Minority Interest		47,865,340	54,233.5
Minority interest		162,468	-30.8
NET INCOME		48,027,808	54,202.7
Other Comprehensive Income/Loss			
Consolidation adjustments		0	1.7
Foreign currency translation adjustments		259,008	-5,409.8
Minimum pension liability adjustment		-4,551,240	-1,791.7
Unrealized losses/gains on available-for-sale securities		-20,029	272.9
Changes in fair value of derivative hedging instruments		927,455	-569.6
Total Other Comprehensive Income/Loss	24	**-3,384,806**	**-7,496.5**
COMPREHENSIVE INCOME		44,643,002	46,706.2
Earnings per share from continuing operations	20	EUR	EUR
Basic		13.37	12.39
Diluted		13.37	11.40
Earnings per share total	20		
Basic		13.07	14.75
Diluted		13.07	13.48

Cash Flow Statement

	2002	2001
	EUR '000	EUR '000
NET INCOME	48,027.8	54,202.7
Adjustments to reconcile net income to net cash provided by operating activities		
+ Net income from discontinued operations	1,095.1	-8,654.8
+ Amounts written off investments and loans	5,832.7	1,926.1
+ Depreciation and amortization of intangible assets and property, plant and equipment	42,928.7	37,385.2
- Write-up of investments and loans	-164.2	-4,839.6
Release of (-) / allocation to (+) long-term provisions	1,455.1	2,343.1
Gains on (-) / losses from (+) the sale of		
current investments	-64.4	-1,148.0
non-current investments and loans	343.9	161.2
intangible fixed assets and property, plant and equipment	448.0	1,565.3
Changes in deferred taxation	1,224.8	2,996.0
Other non-cash items	750.7	513.7
GROSS CASH FLOW	101,878.2	86,450.9
Changes in accounts receivable	31,365.5	-8,394.7
Changes in inventory	2,667.1	-3,049.5
Changes in accounts payable	-8,527.8	6,555.2
NET CASH PROVIDED BY OPERATING ACTIVITIES	127,383.0	81,561.9
- Expenditure on the acquisition of		
current investments	-3,792.5	-3,560.2
non-current investments and loans	-4,030.4	-7,330.3
intangible fixed assets and property, plant and equipment	-42,434.9	-66,704.3
+ Proceeds from the sale of		
current investments	6,269.1	54,111.3
non-current investments and loans	1,401.5	852.6
intangible fixed assets and property, plant and equipment	399.5	131.2
NET CASH USED IN INVESTING ACTIVITIES	-42,187.7	-22,499.7
CASH FROM DISCOUNTINUED OPERATIONS	0.0	-27,662.6
- Dividends paid	-5,409.2	-5,388.2
+ Proceeds from the issuance of long-term debt	16,582.8	33,473.8
- Repayment of long-term debt	-51,361.6	-55,964.8
+ Investment grants received	638.1	3,349.3
Decrease (-) / increase (+) in short-term financing	0.0	-6,332.1
NET CASH PROVIDED BY (+) / USED IN (-) FINANCING ACTIVITIES	-39,549.9	-30,862.0
INCREASE (+) / DECREASE (-) IN CASH	45,645.4	537.6
Cash at beginning of the year	28,673.2	28,223.8
Currency translation differences	0.0	-88.2
CASH AT END OF THE YEAR	74,318.6	28,673.2
Supplemental disclosures:		
Interest paid	6,878.2	13,339.5
Income taxes paid	13,598.3	12,735.8

Statement of Changes in Equity

EUR '000	Common stock	Additional paid-in capital	Accumulated other comprehensive income 01/01	Accumulated other comprehensive income 31/12	Comprehensive income	Retained earnings	Total equity
Balance as at 1 January 2001	26,717.3	63,599.6	8,605.3			172,218.1	271,140.3
Adjusted comprehensive income as at 1 January (Changes in fair value of derivative hedging instruments)							204.6
Comprehensive income							
Net income					54,202.7	54,202.7	
Other comprehensive income							
Consolidation adjustments			-46.9	-45.2	1.7		
Foreign currency translation adjustments			8,407.6	2,997.9	-5,409.7		
Minimum pension liability adjustment			0.0	-1,791.7	-1,791.7		
Unrealized gains on available-for-sale securities			244.6	517.4	272.8		
Changes in fair value of derivative hedging instruments			204.6	-365.0	-569.6		
Other comprehensive income					-7,496.5		
Comprehensive income					46,706.2		46,706.2
Dividends paid						-5,365.5	-5,365.5
Balance as at 31 December 2001	26,717.3	63,599.6		1,313.4		221,055.3	312,685.6
Comprehensive income							
Net income					48,027.8	48,027.8	
Other comprehensive income							
Consolidation adjustments			-45.2	-45.2	0.0		
Foreign currency translation adjustments			2,997.9	3,256.9	259.0		
Minimum pension liability adjustment			-1,791.7	-6,342.9	-4,551.2		
Unrealized gains/losses on available-for-sale securities			517.4	497.4	-20.0		
Changes in fair value of derivative hedging instruments			-365.0	562.4	927.4		
Other comprehensive income					-3,384.8		
Comprehensive income					44,643.0		44,643.0
Dividends paid						-5,365.5	-5,365.5
Balance as at 31 December 2002	26,717.3	63,599.6		-2,071.4		263,717.6	351,963.1

Notes

The following Notes form an integral part of the consolidated financial statements.

NOTE 1
The Company and summary of significant accounting policies

Description of business

The Lenzing group of companies (the "Group"), comprising Lenzing Aktiengesellschaft (Lenzing AG) and its subsidiaries, is a group organized under Austrian law. The Group presently operates mainly in the fibers and pulp, but also in the engineering and systems construction, as well as the plastics and paper industries. The Group is the only viscose fiber company with a global distribution network. With production sites of associated companies in Indonesia (Asia) and Tennessee (North America), it is also the only viscose fiber manufacturer with worldwide manufacturing activities. Marketing companies can be found in Germany and France. Furthermore, the Group operates a distribution office in Hong Kong.

Presentation of the Group's financial statement

The Group's financial statements is prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

Accounting is based on euros. The amounts given in the Notes are also stated in euros and have been rounded to the nearest thousand, except as otherwise stated.

Basis and principles of consolidation

The consolidated financial statement of the Group is based on the audited financial statements of both, Lenzing AG and its wholly owned subsidiaries, all of which were prepared for the years ended 31 December 2002 and 2001. With respect to the individual companies consolidated, please refer to Note 29. Teifi Limited and Tabuk Unlimited are being wound up as at 31 December 2002.

61% of Lenzing USA Corporation were sold, with effect of 31 December 2001, in accordance with a decision of the Supervisory Board of 20 December 2001. Since Lenzing AG continues to be responsible for the commitments of Lenzing USA Corporation to quite a considerable extent, and as the economic linkage continues to exist, the latter company again had to be included in the Group's financial statement by 31 December 2001 at full consolidation, as a company controlled by Lenzing AG, in keeping with the applied accounting regulations. However, since Lenzing AG intends to reduce its share to a non-controlling dimension, and since selling 61% of its share was a first step in this direction, the activities of Lenzing USA Corporation were treated as "discontinued operation" in the financial statement as at 31 December 2001. As at 31 December 2002, Lenzing USA Corporation continued to be considered as an enterprise controlled by Lenzing AG. According to the transition provisions in SFAS 144 (Accounting for the Impairment or Disposal of Long-Lived Assets), which must be applied to such facts occurring in business years commencing after 15 December 2001, business activities that were classified as "transferred" in the Group accounts as at 31 December 2001 must be treated as "continuing" if the criteria do not exist, which are laid down in SFAS 144 for the treatment of "transferred" business activities as at 31 December 2002, which is the end of the first business year for which SFAS had to be applied. Since Lenzing AG continues to control Lenzing USA Corporation, the criteria laid down in SFAS 144.30 were not fulfilled. However, the exemption provision in SFAS 144.31 makes it possible for Lenzing USA Corporation and its subsidiaries to continue to draw up its balance sheet as "discontinued" operations, since further steps were taken during the year under review that aim at ending a controlled share in the company. Please see Note 18 for further information.

With the take-over, effective as of 21 December 2001, of the remaining 50% of the former Lenzing Automation Systems GmbH, the company – which was renamed Lenzing Industrie Service GmbH – was included in the consolidated group as at 31 December 2001.

Lenzing Automation Systems GmbH & Co KG was dissolved as at 18 December 2001. Discontinuing the operation in the course of fiscal 2001 led to a total discontinuance profit before taxes of EUR 25 thousand.

Any goodwill from first consolidation had already been written off completely in previous years.

Significant intercompany accounts, both in the balance sheet and in the income statement, which resulted from transactions between the consolidated companies, were eliminated upon consolidation.

Differences in offsetting receivables and payables in the consolidated financial statement, resulting from the application of different foreign exchange rates by the companies involved, were corrected as other operating income or other expenses.

Foreign currency translation

The functional currency of the subsidiaries is the local currency of the country in which they are located. Assets and liabilities of foreign subsidiaries are translated from the functional currency to the reporting currency at year-end exchange rates. Sales and other revenues and expenses are translated applying the exchange rates prevailing at the end of the month in which the underlying transactions were effected. These exchange rates correspond roughly to the rates applicable at the time of the respective transaction. The resulting translation differences are reported as a separate component of stockholders' equity or in the comprehensive income. Gains or losses resulting from transactions in a currency other than the respective functional currency were charged/credited to the income statement. The mean exchange rate as at 31 December 2002 and 2001, respectively, published by Oberbank AG, Linz, on the basis of the buying and selling rates, was used to translate all individual balance sheet items not denoted in the functional currency.

Currency	Units	*Mean exchange rate as at 31 December* 2002	2001
US dollar USD	1	1.0430	0.8818

Current investments

Available-for-sale securities are stated at their market value. The difference between fair value and initial cost are shown under comprehensive income, taking account of deferred taxes.

Accounts receivable

Specific provisions have been made for amounts regarded uncollectible or only partly collectible.

Inventories

Raw materials and consumables are stated at the lower of cost or market taking into account the net realizable value. Costs are determined by applying the weighted average method.

Work in progress and finished goods are also stated at the lower of cost or market. Cost of production includes direct costs and fixed and variable overhead expenses. The internal prices between segments are as applied to third parties.

Non-current investments and loans

Investments in unconsolidated subsidiaries represent the shares in a non-profit company. Due to the non-profit nature of the subsidiary and the fact that this investment is not material to the Group, the subsidiary was not consolidated.

For the years ended 31 December 2002 and 2001, the Group applied the equity method of accounting for three companies, on account of the voting-rights criteria of APB 18. The three companies accounted for under the equity method are P.T. South Pacific Viscose (share: 41.98%), WWE Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H. (share: 25%) and RVL Reststoffverwertung Lenzing GmbH (share: 50%). Under the equity method of accounting, the Group recognizes earnings or losses on the investments attributable to its share, whereby the recognition of losses is limited to the cost of the investment.

Loans are stated at the lower of cost or – in case of "impairment" – the present value or the amount considered recoverable.

Securities are held as partial funding of the severance and pension liabilities, as required by § 14 of the 1988 Austrian Income Tax Act. A significant portion of these securities relate to the large-scale investor fund GF 82. This fund is split into two sub-funds, consisting of approximately EUR 10 mill. each, and invests pursuant to the regulations stipulated in the Austrian Pension Funds Act. One of the sub-funds invests exclusively in debt securities denominated in euros, whilst a maximum of 30% of the second fund can be invested in equity securities issued by European companies. As at the balance sheet date, no shares were held. The securities are available for sale; however, the Group does not intend to sell the securities in the

Notes

short term. The fund is therefore valued at market. Unrealized gains and losses are reported under other comprehensive income.

Property, plant and equipment

Property, plant and equipment are initially recognized at cost. Depreciation is based on the estimated useful lives of the assets and computed using the straight-line method. The estimated useful lives of the assets are as follows:

	years
Residential buildings	25 to 50
Office and factory buildings	33.3 to 50
Other buildings	20
Plant and machinery	7 to 15
Boilers, transformer stations, turbines	25
Vehicles	4 to 8
Furniture and fixtures	4 to 10
Computer hardware	4

Whenever an impairment was established, the respective items were written down to their attaching value. Major rebuildings are capitalized. Maintenance, repairs and minor rebuildings are recorded as incurred.

Intangible fixed assets

Intangible fixed assets are initially recorded at cost. Amortization is based on the estimated useful lives of the assets and is computed using the straight-line method. The estimated useful lives of the intangible fixed assets are as follows:

	years
License fees, trade marks and similar rights	12 to 20
Software	4

There are no intangible fixed assets with an unlimited useful life. Whenever an impairment was established, the intangible fixed assets concerned were written down to their attaching value.

Deferred taxation

Deferred tax assets and liabilities are determined based on the differences between the carrying amounts of assets and liabilities reported in the consolidated financial statements and their tax bases, using the tax rates enacted as at the balance sheet dates and applicable in the years in which the differences are expected to reverse.

Contribution by dormant partner

The contribution received from the dormant partner represents a debt instrument as it bears fixed interest and has to be repaid upon termination by one of the parties.

Pension plans

Defined-benefit or defined-contribution pension plans cover nearly all Group employees. The pension benefits of employees under defined-benefit plans are based upon final pay or average pay, and length of service.

Assets have not been segregated, nor have contributions been made to a pension fund to fund the defined-benefit pension plan of Lenzing AG. Since 2000, Lenzing AG has been paying into a pension fund for the defined-contribution pension plans.

Please refer to Note 14 regarding recognition and measurement of these obligations.

Other long-term employee benefits

A) Anniversary bonuses

Pursuant to collective bargaining agreements, Lenzing AG and its Austrian subsidiaries are required to make anniversary bonus payments to employees who have worked for the company for a specified number of years. Such payments are based on the salary at the date of the respective anniversary. Assets have not been segregated, nor have contributions been made to a pension fund to fund these obligations.

Please refer to Note 13 regarding recognition and measurement of these obligations.

B) Severance payments

Employees whose contracts of employment are subject to Austrian law, are also entitled to termination benefits after three years of service, if the employer terminates the employment, or if the employee resigns prematurely for justified reasons. After a minimum of ten years of service, employees are entitled to severance payments when they have reached the statutory retirement age, irrespective of the reasons for which the contract of employment is dissolved. The amount of the benefit is a function of the length of service and final salary.

Assets have not been segregated, nor have contributions been made to a pension fund to fund these obligations.

Please refer to Note 15 regarding recognition and valuation of these obligations.

Revenue recognition

Revenue from product sales is recognized at the time when risks and rewards of ownership of the product pass to the customer, taking into account the agreed general business terms.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires that the Board of Management makes estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the assessment of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenues and expenses reported in the period then ended. Actual results could differ from those estimates.

Notes

Earnings per share

In accordance with Statement of Financial Accounting Standards No. 128 "Earnings per Share", basic and diluted earnings per share are presented. Basic earnings per share are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding in the period. Diluted earnings per share take into consideration, in addition to common shares outstanding, potentially dilutive effects from the exercise of options which would lead to the issuance of additional common stock. The effect of the discontinued operations on the result per share for fiscal 2002 and 2001 is shown separately. Please refer to Note 20 concerning this matter.

Derivative financial instruments

The Group uses various derivative financial instruments to minimize risk, but not for speculative purposes. The hedging transactions serve to balance the variability of payment flows of future transactions in foreign currencies, in particular sales in USD. The hedging transactions are laid down every year in advance, on the basis of the anticipated sales in the respective foreign currency. No hedging transactions are entered into that go beyond the following year.

Whenever possible, the Lenzing Group uses the hedge accounting according to the rules of SFAS No. 133. When the requirements for application are met, the changes in market value of the derivative financial instruments are shown either in the net income for the year or under other comprehensive income, depending on whether the hedging transaction concerned is a "fair value hedge" or a "cash flow hedge" in relation to planned future transactions. In case of a "fair value hedge", the results of the market evaluation of derivative financial instruments and the corresponding underlying transaction are entered into income from operations. In case of changes in market value of "cash flow hedges", which serve to hedge the risk concerning the variability of the cash flow in euros from planned transactions in a foreign currency, the unrealized gains and losses are first shown under other comprehensive income, having an impact on the net income for the year only when the hedged transactions become effective. That part of the change in market value that is not covered by the underlying transaction (hedge ineffective part) is taken into account in the financial result. When the requirements for applying the rules of hedge accounting are not met, the change in market value of derivative financial instruments is shown under financial result. The changes in market value of a forward foreign exchange contract are not taken into account when measuring effectiveness, to the extent that these changes are due to changes in the difference of interest. Changes in market value that are due to changes in the difference of interest, are shown in the financial result. Altogether, an amount of EUR 105.4 thousand, as at the balance sheet date, was taken into consideration in the financial result for the year under review.

The accumulated proceeds from the valuation of derivative hedging instruments, shown under other comprehensive income and amounting to EUR 562.4 thousand after taxes as at 31 December 2002, will probably have an effect on the result for the year 2003, when the hedged sales are realized.

Employee collective bargaining agreements

The majority of the Group's employees are represented by the works' councils.

Comparative figures

The 2001 comparative figures were adapted to conform with changes in presentation, made in the year 2002.

NOTE 2

New accounting pronouncements

The two statements, i.e. No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets", were published in July 2001. In keeping with Statement No. 141 company combinations must only be reported in the balance sheet according to the purchase method. The provisions of this statement apply as of 30 June 2001. Statement No. 142 governs the accounting and reporting of acquired goodwill and intangible assets and must be applied to business years commencing after 15 December 2001. Neither statement was of relevance for the present financial statements.

Statement No. 143 "Accounting for Asset Retirement Obligations", published in August 2001, must be applied to business years beginning after 15 June 2002. Again, this statement had no effect on the present financial statements.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" replaces Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", as well as the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" which relate to the sale of a business segment. The provisions of that statement apply to year-end accounts that are prepared for business years commencing after 15 December 2001. In this connection, reference is made to the explanations in Note 1 under "Basis and principles of consolidation", relating to Lenzing USA Corporation.

SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 46, Amendment of FASB Statement No. 13, and Technical Corrections" contains corrections that are not of a substantial nature. SFAS No. 145 must be applied to business years commencing after 15 May 2002. No major impact on the year-end accounts for 2003 needs to be expected.

With SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" the US-American standard setter has laid down new rules for accounting and reporting in connection with restructuring measures. The statement applies to all restructuring measures that are not covered by EITF 95-3 (Recognition of Liabilities in Connection with a Purchase Business Combination) or SFAS No. 144 (Accounting for the Impairment or Disposal of Long-Lived Assets). SFAS No. 146 must be applied to transactions that are initiated after 31 December 2002. No major impact on the year-end accounts for 2003 needs to be expected.

SFAS No. 147 "Acquisitions of Certain Financial Institutions", published in October 2002, and SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123", published in December 2002, are of no relevance to the Lenzing Group.

NOTE 3

Current investments

Available-for-sale securities are stated at the market price on 31 December and comprise:

31/12/2002	Market value EUR '000	Average effective interest rate
Shares	0.6	
Debt securities	10,511.0	
	10,511.6	5.7%

31/12/2001	Market value EUR '000	Average effective interest rate
Debt securities	13,314.7	
	13,314.7	6.1%

Proceeds from the sale of securities held as current investments amounted to EUR 6,269.1 thousand in 2002 (2001: EUR 54,111.3 thousand). The resulting realized gains were EUR 64.4 thousand in 2002 (2001: EUR 1,148.0 thousand).

The specific identification method was used in computing realized gains and losses.

The contractual maturity terms are as follows:

	Debt securities EUR '000
2003	2,557.0
2004	6,308.1
2005	–
2006	1,510.5
2007	–
Thereafter	135.4
Total	10,511.0

NOTE 4

Accounts receivable trade

As at 31 December, the Group's net accounts receivable trade consist of the following:

	2002 EUR '000	2001 EUR '000
Accounts receivable from unrelated parties	69,929.5	94,184.7
Accounts receivable from unconsolidated subsidiaries	1,826.1	3,915.5
Accounts receivable from associated companies	7,790.2	13,814.8
	79,545.8	111,915.0

The allowance for bad debts as at 31 December 2002 amounted to EUR 2,948.2 thousand (31 December 2001: EUR 3,032.1 thousand). Also included in the above list were receivables amounting to EUR 60,061.0 thousand (31 December 2001: EUR 78,368.5 thousand), assigned to creditors as collateral.

Notes

NOTE 5

Inventory

The basis for the valuation of inventories is stated under Note 1. As at 31 December these comprise:

	2002	2001
	EUR '000	EUR '000
Raw materials and consumables	22,044.3	22,925.4
Work in progress and finished goods	37,081.7	38,867.7
	59,126.0	61,793.1

Raw materials and consumables consist essentially of the beech wood supplies for pulp production, as well as pulp, chemicals and sundry supplies, and spare parts.

Work in progress and finished goods include Viscose and Lyocell fibers, paper and plastics products, as well as the goods of Lenzing Technik.

NOTE 6

Investments accounted for under the equity method

The investments in the following companies are accounted for under the equity method in the Group accounts:

P.T. South Pacific Viscose, Indonesia (SPV)
WWE – Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H., Austria (WWE)
RVL – Reststoffverwertung Lenzing GmbH, Austria (RVL)

During fiscal 2001, Lenzing Automation Systems GmbH & Co KG, which operated in the areas of automation, the development, manufacture and distribution of process control systems, as well as software and hardware, was dissolved. Lenzing Automation Systems GmbH – now called Lenzing Industrie Service GmbH – became a fully consolidated company after its shares, previously held by AutomationX Software for Industrial Automation GmbH, were taken over by Lenzing Technik GmbH & Co KG.

The Group's share of the net income or loss of these companies is shown as additions/disposals in the attached table on the "Development of Fixed Assets" (Appendix 1)

Summarized financial information 2002

	SPV	WWE preliminary	RVL
	EUR '000	EUR '000	EUR '000
Current assets	68,260.2	3,072.3	461.6
Property, plant and equipment and intangible fixed assets and other non-current assets	43,034.1	–	–
Liabilities	115,592.2	20.7	375.1
Net income (+)/loss (-)	15,805.6	-9.9	20.1
Share in %	41.98	25.00	50.00
Carrying amount of the investment	913.1	762.9	43.3

Summarized financial information 2001

	SPV	WWE	RVL
	EUR '000	EUR '000	EUR '000
Current assets	70,807.9	3,086.6	2,604.8
Property, plant and equipment and intangible fixed assets and other non-current assets	53,752.3	–	–
Liabilities	146,988.6	27.1	2,538.4
Net income (+)/loss (-)	-2,112.6	-22.4	+15.0
Share in %	41.98	25.00	50.00
Carrying amount of the investment	–	764.9	33.2

NOTE 7

Total lendings

An impairment was established with regard to lendings to associated companies for initial costs of EUR 22,289.1 thousand as at 31 December 2002 (31 December 2001: EUR 21,824.9 thousand). The respective valuation adjustment amounted to EUR 3,890.9 thousand as at 31 December 2002 (31 December 2001: EUR 3,451.5 thousand). On average, in 2002 lendings in the amount of EUR 22,057.0 thousand (2001: EUR 20,965.9 thousand) were outstanding, for which a reduction in value was established. Income from interest on lendings, for which a reduction in value was established, was entered in the contractually agreed amount for that period to which they relate.

Interest that cannot be expected to be received, is capitalized and adjusted in value. In the income statement, interest is carried under "interest income", whereas changes in the valuation adjustment regarding capitalized interest are shown under "other financial income and expense". Income from interest due on lendings for which a reduction in value was established were entered with an amount of EUR 438.5 thousand (2001: EUR 1,718.0 thousand). An amount of EUR 438.5 thousand (2001: EUR 1.718.0 thousand) was added to the valuation adjustment for capitalized interest.

NOTE 8

Non-current available-for-sale securities

Regarding the development of non-current, available-for-sale securities stated at market values, please refer to Appendix 1.

2002	Market value EUR '000	Average effective interest rate in %
Austrian government bonds	10,726.4	
Corporate debt securities	4,908.7	
	15,635.1	4.26%

2001	Market value EUR '000	Average effective interest rate in %
Shares in security funds and equity securities	2,501.7	
Austrian government bonds	15,514.0	
Corporate debt securities	2,474.6	
	20,490.3	1.47%

The remaining terms are the following for non-current, available-for-sale securities:

	Austrian government bonds EUR '000	Corporate debt securities EUR '000
2003	302.3	792.0
2004	892.5	554.5
2005	788.0	962.9
2006	1,121.2	–
2007	359.0	–
Thereafter	7,263.4	2,599.2
Total	10,726.4	4,908.6

In 2002 it was possible to increase proceeds from sales of non-current, available-for-sale securities to EUR 1,401.5 thousand (2001: EUR 852.6 thousand). The losses realized in this connection amounted to EUR 343.9 thousand in 2002 (2001: EUR 161.2 thousand).

The specific identification method was used as the cost basis in computing realized gains and losses.

NOTE 9

Property, plant and equipment

Regarding the development of property, plant and equipment, please refer to Appendix 1.

NOTE 10

Other non-current assets

Regarding the development of intangible fixed assets, please also refer to Appendix 1.

Loan-stock rights and other non-current assets comprise mainly the guarantee fund for the re-insured pension commitments, as well as that share held by Lenzing AG in the assets of the large-investor funds that do not consist of securities.

NOTE 11

Accounts payable trade

As at 31 December, the Group's accounts payable trade consist of the following:

	2002	2001
	EUR '000	EUR '000
Accounts payable to unrelated parties	33,727.6	52,026.8
Accounts payable to unconsolidated subsidiaries	809.7	188.7
	34,537.3	52,215.5

NOTE 12

Long-term debt with banks and other lenders

Long-term debt with banks and other lenders consists of the following as at 31 December:

	2002	2001
	EUR '000	EUR '000
Revolving credit arrangements	15,185.9	42,817.8
Fixed-term loans	94,062.8	101,209.7
	109,248.7	144,027.5
Less short-term portion	-14,420.9	-16,601.0
	94,827.8	127,426.5
Thereof due to banks	40,922.9	69,118.0
Thereof due to others	53,904.9	58,308.5

Revolving credit arrangements

The terms of these loans under revolving lines of credit are fixed for a definite period of time and, as a matter of principle, subject to different interest rates. For details regarding the amounts outstanding, interest rates and the short and long-term portions, see Appendix 2.

Fixed-term loans

For details regarding the amounts outstanding, interest rates and the short and long-term portions, see Appendix 2. Loans due to others comprise principally loans from the Austrian Research Promotion Fund and the ERP Fund.

The long-term debt with banks and other lenders matures in the following years:

	2002
	EUR '000
2003	14,420.9
2004	24,547.6
2005	33,265.6
2006	12,668.2
2007	16,215.8
Thereafter	8,130.6
Total	109,248.7

The following table is a summary of all securities given for bank loans as at 31 December, with the amounts stated representing the lower of the amounts outstanding or the carrying amount of the collateral.

	2002	2001
	EUR '000	EUR '000
Mortgages, pledging instruments and ownership by way of collateral regarding non-real-estate fixed assets	19,049.9	42,292.9
Securities pledged	521.7	1,527.1
Accounts receivable assigned and pledged	14,044.7	38,527.2

NOTE 13
Other long-term liabilities

Provision for anniversary bonuses

Pursuant to collective bargaining agreements, Lenzing AG and its Austrian subsidiaries are required to make anniversary bonus payments to employees who have served for a specified number of years. The provision has been measured and recorded according to SFAS No. 87 "Employers' Accounting for Pensions". The provision is calculated in that the net present value of the payment attributable to the period of service up to the balance sheet date is determined under the assumption that the payment accrues evenly over the estimated total period of service. No assets have been segregated to fund these obligations.

The following table shows the development of the provision:

	2002 EUR '000	2001 EUR '000
Present value of the obligations as at 01 January	9,371.0	8,400.1
Charges for the period	846.7	1,188.6
Payments made during the period	-409.9	-217.7
Present value of the obligations as at 31 December	9,807.8	9,371.0

In calculating the provision, the following principal actuarial assumptions were made:

	2002	2001
Discount rate	5.00%	5.00%
Deduction for turnover	6.00%	6.00%
Rate of compensation increases	2.50%	2.50%

Sundry long-term liabilities

These include primarily provisions for risks. Other long-term liabilities amounted to EUR 19,493.5 thousand as at 31 December 2002 (2001: EUR 20,676.6 thousand).

NOTE 14

Pension provisions

A defined-contribution pension plan applies to most of the active staff members of Lenzing AG, Lenzing Technik GmbH & Co KG, Lenzing Plastics GmbH & Co KG and Lenzing Lyocell GmbH & Co KG. There is also a defined-benefit scheme which comprises mainly retired staff members.

The defined-benefit pension plan provides retirement benefits based on length of service and compensation during the last year of employment. The assumed retirement age of eligible employees ranges from 56.5 to 61.5 depending upon gender and position. Mortality probabilities are based on the table "AVÖ – P 99 mixed sample". In line with Austrian fiscal requirements, marketable debt securities are required to be held in order for the pension provisions to be tax deductible. However, the provision is considered as unfunded, as these securities can be readily sold subject to certain tax penalties.

The following table sets forth the development of the pension obligation:

Change in benefit obligations	*2002*	*2001*
	EUR '000	*EUR '000*
Accrued amount as at 01 January	25,038.8	25,801.6
Service costs	20.2	295.2
Interest costs	1,316.8	1,548.1
Benefits paid	-2,339.5	-2,606.1
Accrued amount as at 31 December	**24,036.3**	**25,038.8**
Unrecognized actuarial loss	2,002.9	2,467.9
Unrecognized prior service costs	–	–
Benefit obligation as at 31 December	**26,039.2**	**27,506.7**

Principal actuarial assumptions as at 31 December	*2002*	*2001*
Discount rate	5.00%	5.00%
Rate of compensation increases	2.00%	2.00%

Net income (+)/loss (-) of the period:	*2002*	*2001*
	EUR '000	*EUR '000*
Service costs	20.2	295.2
Interest costs	1,316.8	1,548.1
Total	**1,337.0**	**1,843.3**

All staff members who are not covered by the defined-benefit scheme are part of the defined-contribution pension plan. In this connection, employer contributions are paid to a pension fund, for which EUR 1,082.1 thousand (2001: EUR 1,410.9 thousand) were entered as expenses in 2002.

NOTE 15

Provision for severance payments

For the employees of Lenzing AG and its Austrian subsidiaries the provision for severance payments was calculated and recorded in line with SFAS No. 87 "Employees' Accounting for Pensions".

The following table shows the development of the provision for severance payments:

Change in benefit obligations	*2002*	*2001*
	EUR '000	*EUR '000*
Accrued amount as at 1 January	33,910.9	31,775.8
Service costs	2,914.8	2,565.9
Interest costs	1,907.4	1,905.4
Amortized actuarial loss	52.8	–
Benefits paid	-2,854.3	-2,336.2
Accrued amount as at 31 December	**35,931.6**	**33,910.9**
Unrecognized actuarial loss	4,870.6	4,236.6
Benefit obligation as at 31 December	40,802.2	**38,147.5**

Principal actuarial assumptions as at 31 December	*2002*	*2001*
Discount rate	5.00%	5.00%
Rate of compensation increases	2.50%	2.50%

Net benefit costs of the period	*2002*	*2001*
	EUR '000	*EUR '000*
Service costs	2,914.8	2,565.9
Interest costs	1,907.4	1,905.4
Amortized actuarial loss	52.8	–
	4,875.0	**4,471.3**

NOTE 16

Income taxes

The provisions for income taxes and related accounts are determined in accordance with SFAS No. 109 "Accounting for Income Taxes". Under SFAS No. 109, the deferred tax liabilities and assets are determined based upon temporary differences between the basis of certain assets and liabilities for income tax and financial reporting purposes.

The current tax expense due on continuing operations for the years ended 31 December 2002 amounted to EUR 21,754.6 thousand (2001: EUR 16,896.6 thousand). The charge from tax accruals and deferrals for the business year ended 31 December 2002 amounted to EUR 1,224.8 thousand (2001: EUR 2,996.4 thousand).

The reconciliation between the tax charge calculated by applying the statutory tax rate and the effective tax charge is as follows:

	2002	2001
	EUR '000	EUR '000
Income before tax and minority interest from continuing operations	72,145.8	65,471.7
Expected tax charge arising from the Austrian tax rate (34%)	24,529.6	22,260.4
Decrease due to research and development allowances and other research expenses	-1,271.8	-1,196.5
Income/expenses arising from investments in associated companies	-873.3	68.4
Effects of permanent differences and withholding taxes	420.4	-442.0
Change in valuation allowance against deferred tax assets	174.5	-797.3
Effective tax charge	22,979.4	19,893.0

As at 31 December 2002, Pulp Trading GmbH has net loss carry-forwards of approximately EUR 6,344.6 thousand, available to offset against future taxable income.

NOTE 17

Deferred taxation

Deferred tax assets and liabilities (of the same tax type, in the same tax jurisdiction, of the same taxable entity, and with the same maturity) are netted out.

Deferred tax assets and liabilities are comprised of the following as at 31 December:

Deferred tax assets:	*2002*	*2001*
	EUR '000	*EUR '000*
Provisions for pensions, severance payments, anniversary bonuses, compensated vacations and reinsurances	4,674.9	4,148.0
Property, plant and equipment (tax bases in excess of carrying amounts)	4,044.1	4,505.0
Amounts written off investments in subsidiaries and associates deferred for tax purposes	10,483.5	15,793.6
Net tax loss carry-forwards	5,469.4	5,294.9
Sundry	3,075.8	2,563.7
	27,747.7	**32,305.2**
Less valuation allowance	-2,157.2	-1,982.7
Total deferred tax assets	**25,590.5**	**30,322.5**
To be offset against deferred tax liabilities		
current	2,845.5	2,320.7
non-current	22,723.6	27,981.8
	25,569.1	30,302.5
deferred tax assets		
current	**21.4**	**20.0**

Deferred tax liabilities:	*2002*	*2001*
	EUR '000	*EUR '000*
Property, plant and equipment (carrying amounts in excess of tax bases)	36,623.1	38,870.1
Valuation reserve according to § 12 of the 1988 Austrian Income Tax Act	4,056.3	4,860.8
Sundry	4,295.6	4,283.8
Total deferred tax liabilities	**44,975.0**	**48,014.7**
To be offset against deferred tax assets	25,569.1	30,302.5
Deferred tax liabilities		
current	**643.2**	**337.0**
non-current	**18,762.7**	**17,375.2**

In the opinion of the Board of Management, it is more likely than not that the deferred tax assets of certain subsidiaries will not be realized. The valuation allowance of 100%, which was accumulated in previous years in connection with the deferred tax assets, has therefore been adjusted to the current level.

NOTE 18

Discontinued operations

A significant segment of the fibers sector was discontinued during fiscal 2001, as 61% of the shares of the Lenzing USA Corporation were sold on 31 December 2001 (see Note 1).

The result for the year under review and the year before are shown in the income statement under the item "discontinued operations – current result". The proceeds from the sales obtained in fiscal 2001 amounted to EUR 79,236.1 thousand (2001: EUR 82,559.8 thousand). The balance sheet of Lenzing USA Corporation and its subsidiaries, i.e. Lenzing Fibers Corporation and Lenzing Performance Incorporation, as at 31 December 2002 are shown in detail below:

	31/12/2002	*31/12/2001*
	EUR '000	*EUR '000*
Current assets	18,596.2	27,690.3
of these accounts receivable trade as at 31 Dec. 2002: EUR 5,975.8 thousand (31/12/2001: EUR 5,618.3 thousand)		
of these inventory as at 31 Dec. 2002: EUR 11,309.7 thousand (31/12/2001: EUR 10,640.2 thousand)		
Fixed assets	12,672.9	13,244.3
of these land and building as at 31 Dec, 2002: EUR 2,029.6 thousand (31/12/2001: EUR 2,916.3 thousand)		
Unavailable credit balances at bank and differences arising from the minimum provision for pensions	460.4	652.1
Total assets	**31,729.5**	**41,586.7**
Current liabilities with banks and other lenders (term: up to one year)	1,864.5	2,352.5
Accounts payable trade	5,853.5	8,113.6
Other accounts payable	5,022.1	6,659.9
Total current liabilities	**12,740.1**	**17,126.0**
Non-current liabilities	**24,242.5**	**24,096.6**
Total liabilities	**36,982.6**	**41,222.6**

NOTE 19
Stockholders' equity

A) Common stock

The issued common stock of Lenzing AG comprises 3,675,000 shares, with the shares representing equal rights.

Subject to the approval of the Supervisory Board, the Board of Management is permitted to issue a further 917,500 bearer shares at its discretion at any time through 30 April 2004. The Board of Management is authorized to offer these shares to banks provided that the banks in turn offer the shares to existing shareholders at original terms.

Until 31 December 2002, B & C Holding GmbH, Graben 19, A-1010 Vienna, held directly more than 75% of Lenzing AG's common stock.

B) Retained earnings

Under Austrian law, only the distributable earnings of the holding company are available for dividends to stockholders. As at 31 December 2002, these amounted to EUR 14,705.3 thousand. In addition, there are revenue reserves in the amount of EUR 128,548.5 thousand, which can be retransferred at any time.

	EUR '000
After allocation to reserves, the distributable earnings of Lenzing AG for fiscal 2002 amount to	14,701.7
Plus: distributable earnings brought-forward from 2001	3.6
Distributable earnings as at 31 December 2002	**14,705.3**

The Board of Management recommends that the distributable earnings be distributed as follows:

	EUR
Distribution of a dividend of EUR 4.00 per share, which – for the 3,675,000 shares – corresponds to a total amount of	14,700,000.00
To be carried forward	5,297.53

NOTE 20

Earnings per share

The earnings per share data required under FAS 128 for the year ended 31 December are summarized as follows:

2002	*Income*	*Number of shares*	*Earnings per share*
	EUR		*EUR*
Continuing operations			
Basic earnings per share			
Income available to common stockholders	49,122,944	3,675,000	13.37
Discontinued operations			
Basic earnings per share			
Income available to common stockholders	-1,095,136	3,675,000	-0.30
Total: Basic earnings per share			13.07

2001	*Income*	*Number of shares*	*Earnings per share*
	EUR		*EUR*
Continuing operations			
Basic earnings per share			
Income available to common stockholders	45,547,901	3,675,000	12.39
Effect of dilutive securities convertible bond	2,009,042	496,125	
Diluted earnings per share			
Income available to common stockholders plus assumed dilutive effects	47,556,943	4,171,125	11.40
Discontinued operations			
Basic earnings per share			
Income available to common stockholders	8,654,785	3,675,000	2.36
Diluted earnings per share			
Income available to common stockholders plus assumed dilutive effects	8,654,785	4,171,125	2.08
Total: Basic earnings per share			14.75
Diluted earnings per share			13.48

NOTE 21

Commitments and contingent liabilities

The following table shows the contingent liabilities and guarantees of the Group as at 31 December:

	2002 EUR '000	2001 EUR '000
Guarantees given in favor of Lenzing-Lenzing AG, the Lenzing Water Conservation Corporation, with regard to the loans granted for the construction of the second and third expansion phase of the water treatment plant	24,402.8	25,920.7
Collateral acceptance of bills of exchange	80.0	27.4

The guarantee in favor of Lenzing Fibers Corporation amounts to EUR 11,025.9 thousand (31 December 2001: EUR 26,725.8 thousand). Of the secured loan, EUR 11,025.9 thousand was outstanding (31 December 2001: EUR 13,041.5 thousand).

The Board of Management does not believe that claims will arise out of these contingencies. Regarding potential claims in addition to the above contingencies, the Board of Management believes that they will not have a material effect on the financial position or future results of operations of the Group.

Operating lease commitments

The Group leases certain property and equipment, including warehouses, transportation equipment, office space, PC equipment and company vehicles, under operating leases most of which will expire over the next five years. The majority of these leases are subject to renewal at the Group's discretion.

	2002 EUR '000		2001 EUR '000
2003	995.7	2002	1,094.2
2004	507.0	2003	579.9
2005	230.1	2004	359.6
2006	179.3	2005	177.8
2007	179.3	2006	177.8
Thereafter	–	Thereafter	–
Total	2,091.4	Total	2,389.3

Total rental and leasing expense amounted to EUR 3,318.2 thousand (2001: EUR 2,063.4 thousand).

Litigation

The Group is subject to various legal actions and claims arising in the ordinary course of business. The Board of Management believes that the disposition of these matters will not have a material adverse effect upon the financial position or future results of operations of the Group.

NOTE 22

Risk management

The Group is exposed to market risk, in particular risks from changes in foreign currency exchange rates (principally fluctuations in the US dollar rate), in interest rates, liquidity and loans, resulting from relations to customers. Clearly defined, written strategies exist for handling financial risks, which the Board of Management issues and monitors continuously. The objective of risk management is to minimize financial risks. A maximum of risk transparency and information quality is to be achieved by means of a precise and up-to-date presentation and quantification of all risk categories.

Foreign currency exchange risk

In order to manage the risk arising from foreign exchange fluctuations, the Group uses derivative financial instruments. The objective of foreign-currency risk management is to secure the money flows from operations against negative fluctuations of the exchange rates. Both, the hedging transactions and the correlation between the risk and the hedging instrument are monitored continuously.

Interest rate risk

Lenzing AG is subject to exposure from changes in interest rates affecting its financing, investing and cash management activities. However, the company has not entered into any specific hedging transaction relating to interest rate risk.

Liquidity risk

Liquidity risk is defined as the risk of being able to obtain money funds at any time, in order to pay for liabilities entered into. The corporate guidelines require a uniform planning for liquidity throughout the Group. All Group data are consolidated in a one-year, as well as a four-year plan. As at 31 December 2002, the company had at its disposal open credit lines, with written documentation, in the amount of EUR 94,423.5 thousand, in order to fund the necessary operating resources, as well as to bridge any possible cyclical lows.

Credit risk arising from customer relations

This credit risk describes asset losses that may arise when individual business partners do not comply with their contractual obligations. The risk of financial standing, which always exists in mainstay business operations is largely hedged by means of credit insurance and bank collaterals (guarantees, letters of credit). No derivative transactions are therefore used in this connection.

NOTE 23

Transactions with subsidiaries and associates

Included in loans receivable are EUR 20,000.1 thousand (31 December 2001: EUR 22,767.6 thousand) due from associated companies as at 31 December 2002. Interest received under such loans amounted to EUR 992.4 thousand in 2002 (2001: EUR 1,908.9 thousand).

With regard to these loans, with initial costs of EUR 22,289.1 thousand as at 31 December 2002 (31 December 2001: EUR 21,824.9 thousand), an impairment was established. The corresponding valuation adjustment amounted to EUR 3,890.0 thousand as at 31 December 2002 (31 December 2001: EUR 3,451.5 thousand).

Included in the loans receivable are non-interest bearing loans to Lenzing Fibers Corporation at a present value of EUR 330.4 thousand as at 31 December 2002 (31 December 2001: EUR 774.8 thousand). The corresponding liabilities of Lenzing Fibers Corporation are shown under the heading "net assets of discontinued operations" and "net liabilities of discontinued operations", respectively.

Significant transactions and balances with associated companies include:

2002	*SPV*	*RVL*
	EUR '000	*EUR '000*
Sales	25,531.4	7,011.8
Purchases	5,448.1	10,698.2
Interest received	1,102.7	–
Accounts receivable trade	7,781.8	8.4

2001	*SPV*	*RVL*
	EUR '000	*EUR '000*
Sales	44,584.3	6,474.0
Purchases	-1,756.1	-6,711.4
Interest received	1,908.9	–
Accounts receivable trade	13,751.8	31.1

NOTE 24

Other comprehensive income

Included under "other comprehensive income" are the foreign currency translation adjustments arising from the translation of the financial statements of subsidiaries with a functional currency other than the euro, as well as the funded status regarding minimum provisions for pensions and unrealized gains and/or losses on available-for-sale securities and investments, as well as from the valuation of derivative financial instruments, used as hedging tools for future transactions in foreign currencies.

The valuation differences regarding available-for-sale securities and hedging instruments took account of pro-rated tax accruals and deferrals. The value after taxes was recorded.

2002	*before taxes*	*tax effect*	*after taxes*
	EUR '000	*EUR '000*	*EUR '000*
+ Gains /- losses regarding available-for-sale securities	-30.3	10.3	-20.0
+ Gains /- losses regarding derivative hedging instruments	1,405.2	-477.8	927.4
Adjustment items for currency differences	259.0	–	259.0
Funded status regarding provisions for pensions	-4,551.2	–	-4,551.2
	-2,917.3	-467.5	-3,384.8

2001	*before taxes*	*tax effect*	*after taxes*
	EUR '000	*EUR '000*	*EUR '000*
+ Gains /- losses regarding available-for-sale securities	413.5	-140.6	272.9
+ Gains /- losses regarding derivative hedging instruments	-863.0	293.4	-569.6
Differences from currency translations and consolidation processes	-5,408.0	–	-5,408.0
Funded status regarding provisions for pensions	-1,791.7	–	-1,791.7
	-7,649.2	152.8	-7,496.4

The development of the cumulated, other comprehensive income after taxes can be shown as follows:

	+Gains/-losses regarding available-for-sale securities	*+Gains/-losses regarding derivative hedging instruments*	*Differences from currency translations and consolidation processes*	*Minimum pension liability adjustment*	*Total*
	EUR '000	*EUR '000*	*EUR '000*	*EUR '000*	*EUR '000*
As at 01 January 2001	244.6	204.6	8,360.7	–	8,809.9
Recorded in the surplus for the year 2001	–	-204.6	-4,688.3	–	-4,892.9
Created in 2001	272.9	-365.0	-719.7	-1,791.7	-2,603.5
As at 31 December 2001	**517.5**	-365.0	2,952.7	-1,791.7	1,313.5
Recorded in the surplus for the year 2002	–	365.0	–	–	365.0
Created in 2002	-20.0	562.4	259.0	-4,551.2	-3,749.8
	497.4	562.4	3,211.7	-6,342.9	-2,071.3

Notes

NOTE 25

Segment reporting

The Group is reporting the following sectors internally for management review purposes:

Continuing operations:

2002	Fibers	Paper	Plastics	Engineering	Sundry	Total
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Sales to third parties	456,355.8	56,519.0	71,980.4	23,055.6	17,640.4	625,551.2
Intra-Group sales	17,275.3	–	1,134.8	36,371.1	1,297.3	56,078.5
Income from operations	61,382.0	3,176.0	9,796.4	3,642.4	370.2	78,367.0
Property, plant and equipment and intangible fixed assets	348,207.7	11,896.0	22,120.7	2,524.1	80.6	384,829.1
Capital expenditure	32,703.1	2,877.0	5,178.6	882.4	37.6	41,678.7
Depreciation	37,690.7	1,365.0	2,298.6	1,543.6	30.8	42,928.7
Number of employees (capacities) as at 31 December	1,904.0	131.0	306.0	508.0	13.0	2,862.0

2001*)	Fibers	Paper	Plastics	Engineering	Sundry	Total
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Sales to third parties	405,338.0	61,281.0	67,477.4	25,497.6	63,103.0	622,697.0
Intra-Group sales	24,409.2	–	1,089.3	41,572.3	5,426.0	72,496.8
Income from operations	46,340.9	4,544.0	8,822.3	2,408.9	2,531.6	64,647.7
Property, plant and equipment and intangible fixed assets	351,935.4	12,501.0	19,222.7	3,193.7	73.8	386,926.6
Capital expenditure	57,853.4	1,045.0	7,241.0	516.4	48.5	66,704.3
Depreciation	33,221.9	1,842.0	1,353.9	930.5	36.2	37,384.5
Number of employees (capacities) as at 31 December	1,868.0	135.0	270.0	494.0	14.0	2,781.0

Sales by geographic areas

The geographic distribution of sales, and the locations of property, plant and equipment were the following as at 31 December:

	Sales		Property, plant and equipment	
	2002	2001	2002	2001
	EUR '000	EUR '000	EUR '000	EUR '000
Austria	131,917.8	128,767.8	380,690.2	381,561.3
EU (except Austria)	274,284.7	286,422.6	72.0	45.5
EFTA	40,299.8	40,414.6	–	–
Rest of Europe	23,684.9	22,770.7	–	–
Asia	103,962.5	97,729.0	–	–
North America	22,897.7	10,891.5	319.2	396.9
Central and South America	8,334.9	8,890.9	–	–
Others	20,168.9	26,809.9	–	–
Total	625,551.2	622,697.0	381,081.4	382,003.7

*) Adjusted to new definitions

NOTE 26
Financial instruments

A) Fair value of financial instruments

The fair values of financial instruments as at 31 December are presented as follows:

	Carrying amount 2002 EUR '000	Fair value 2002 EUR '000	Carrying amount 2001 EUR '000	Fair value 2001 EUR '000
Assets				
Cash	74,318.6	74,318.6	28,673.2	28,673.2
Current investments (available-for-sale securities)	10,511.6	10,511.6	13,314.7	13,314.7
Receivables	106,371.6	106,371.6	136,223.1	136,223.1
Loans receivable	25,155.9	25,155.9	29,797.2	29,797.2
Non-current available-for sale securities	15,635.1	15,635.1	20,490.3	20,490.3
Liabilities				
Short-term debt	106,053.1	106,053.1	120,860.9	120,860.9
Long-term debt	103,689.7	107,172.3	135,821.3	138,824.1

The fair value of cash is equal to the carrying amount, whilst that of current investments is above cost by EUR 44.4 thousand. The book value of loans receivable equals the carrying amount, taking into account the loans' terms. Non-current, available-for-sale securities were written down to fair value. The fair value of both short and long-term debt equals the carrying amount, with the exception of the contribution by the dormant partner, because the debt bears interest at the current market rates.

B) Derivative financial instruments

As at 31 December 2002, the Lenzing Group is using forward foreign exchange contracts and options, which are entered into the balance sheet at market value.

The Lenzing Group has foreign currency exposures principally in US dollar, but also engages in foreign exchange transactions involving GBP, SEK, CHF and other currencies.

As at 31 December 2002, the Group held outstanding forward foreign exchange contracts in the amount of EUR 29,380.3 thousand (31 December 2001: EUR 37,180.3 thousand), as well as foreign exchange options in the amount of EUR 15,377.2 thousand (31 December 2001: EUR 0.0 thousand). The terms of these hedging transactions ranged from 1 to 11 months as at 31 December 2002. The valuation of the effective "fair value hedges" accounted for gains of EUR 1,127.0 thousand in the income from operations. The valuation of the effective "cash flow hedges" accounted for gains in the amount of EUR 562.4 thousand in the cumulative other comprehensive income. In addition, a loss of EUR 365.0 thousand, contained in the cumulative other comprehensive income, was transferred to income from operations for the year under review. The valuation of the ineffective hedges, and the changes in the fair value of forward exchange contracts and options that were not included when measuring effectiveness and that are due to changes in differences of interest, resulted in gains in the amount of EUR 444.8 thousand in the financial result.

Risks of contracting parties

The aforementioned forward foreign exchange contracts and options contain certain risks regarding contract performance on the part of contracting parties. However, Lenzing AG minimizes these risks by entering into forwards foreign exchange contracts and options with large and international banks.

NOTE 27
Foreign currency transactions

The aggregate foreign currency transaction losses (-)/gains (+) in 2002 amounted to EUR -5,291.8 thousand (2001: +6,538.4 thousand).

NOTE 28
Supplementary financial information
Quarterly financial data

2002	3-months period ended 31/03	3-months period ended 30/06	3-months period ended 30/09	3-months period ended 31/12
	EUR mill.	EUR mill.	EUR mill.	EUR mill.
Net sales	150.8	160.2	155.9	158.7
Gross profit	42.9	45.0	42.4	46.2
Income from operations	19.0	20.5	20.8	18.1
Financial result	-0.1	-4.4	0.2	-1.9
Income before taxes and minority interest	18.9	16.1	21.0	16.1
Net income	13.0	11.4	13.2	11.6
Earnings per share	EUR	EUR	EUR	EUR
Basic	3.52	3.12	3.58	3.15
Diluted	–	–	–	–

2001	3-months period ended 31/03 EUR mill.	3-months period ended 30/06 EUR mill.	3-months period ended 30/09 EUR mill.	3-months period ended 31/12 EUR mill.
Net sales	146.7	154.4	153.3	168.3
Gross profit	36.0	41.1	37.6	45.4
Income from operations	14.1	15.1	14.8	20.6
Financial result	-0.4	-0.2	-1.0	2.5
Income before taxes and minority interest	13.7	14.9	13.8	23.1
Net income	9.4	10.4	9.0	16.8
Earnings per share	EUR	EUR	EUR	EUR
Basic	2.57	2.83	2.44	4.55
Diluted	2.38	2.62	2.27	4.13

NOTE 29

Subsidiaries and associates of the Lenzing Group – Status: 31 December 2002

Name	Currency	Share or partnership capital	Holding in %
Fully consolidated subsidiaries:			
Lenzing Deutschland Syncell GmbH, Ditzingen, Germany	EUR	130,000	100.00
Lenzing France S.a.r.l., Paris, France	EUR	45,735	100.00
Lenzing Lyocell GmbH & Co KG, Heiligenkreuz	ATS	148,000,000	100.00
Lenzing Plastics GmbH & Co KG, Lenzing	EUR	3,500	100.00
Lenzing Technik GmbH & Co KG, Lenzing	EUR	3,500	100.00
Lenzing USA Corporation, Lowland, USA	USD	15,000	39.00
Lenzing Fibers Corporation, Lowland, USA	USD	1	39.00
Lenzing Performance Incorporation, Lowland, USA	USD	10	39.00
Teifi Limited, Dublin, Ireland	ATS	10,000,000	100.00
Tabuk Unlimited, Dublin, Ireland	ATS	9,000,038	100.00
Pulp Trading GmbH, Lenzing (previously: Bacell Handelsgesellschaft mbH)	EUR	40,000	100.00
Lenzing Lyocell GmbH, Heiligenkreuz	ATS	5,000,000	100.00
Lenzing Plastics GmbH, Lenzing	EUR	35,000	100.00
Lenzing Technik GmbH, Lenzing	EUR	35,000	100.00
Kilo Holding GmbH, Vienna	ATS	1,000,000	100.00
BZL Bildungszentrum Lenzing GmbH, Lenzing	ATS	600,000	75.00
Lenzing Industrie Service GmbH, Lenzing	EUR	36,000	100.00
Others	ATS	1,000,000	100.00
Associates accounted for under the equity method:			
P.T. South Pacific Viscose, Purwakarta, Indonesia	IDR	72,500,000,000	41.98
WWE Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H., St. Pölten	ATS	500,000	25.00
RVL Reststoffverwertung Lenzing GmbH, Lenzing	ATS	500,000	50.00
Non-consolidated subsidiaries:			
Gemeinnützige Siedlungsgesellschaft mbH für den Bezirk Vöcklabruck, Lenzing	EUR	1,155,336	99.90

Notes

Note 30
Corporate Bodies
Members of the Supervisory Board

Karl Schmutzer, Vienna
Chairman (as of 15 April 2002)
Deputy Chairman (18 July 2001 to 15 April 2002)

Walter Lederer, Vienna
Deputy Chairman (as of 27 June 2002)

Horst Bednar, Vienna

Hermann Bell, Linz

Franz Zwickl, Vienna
(as of 27 June 2002)

Ewald Nageler, Vienna
Chairman (until 7 March 2002)

Wolfgang Peter, Ljubljana
Deputy Chairman (15 April 2002 to 27 June 2002)

Othmar Pühringer, Linz
(until 27 June 2002)

Works Council Representatives

Rudolf Baldinger
Chairman of the Company's Works Council
Chairman of the Blue-Collar Workers' Council

Helmut Maderthaner
Deputy Chairman of the Company's Works Council
Chairman of the White-Collar Workers' Council

Johann Schernberger
Deputy Chairman of the Blue-Collar Workers' Council

Members of the Board of Management

Thomas Fahnemann
Chairman of the Board of Management (as of 1 March 2003)

Franz Raninger

Christian Reisinger

Peter Untersperger

Christian Jochen Werz
Spokesman of the Board of Management (until 15 April 2002)

Lenzing, 1 April 2003

Board of Management:


Thomas Fahnemann


Franz Raninger


Christian Reisinger


Peter Untersperger

Independent Auditors' Report

To the Members of the Supervisory Board and the Stockholders of Lenzing Aktiengesellschaft, Lenzing, Austria:

We have audited the accompanying balance sheets of Lenzing Aktiengesellschaft and its subsidiaries (the Group) as at 31 December 2002 and 31 December 2001, and the related statements of income, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Austria. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lenzing AG and its subsidiaries as at 31 December 2002 and 31 December 2001, and the results of operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States (US Generally Accepted Accounting Principles).

Vienna, 1 April 2003
Österreichische Wirtschaftsberatung GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Deloitte
& Touche



Mag. Erich Kandler,
Chartered Accountant, CPA



Dr. Leopold Fischl,
Chartered Accountant

Development of fixed assets

Continuing operations

EUR	*as at 01/01/2002*	*Currency translation adjustment*	*Additions in 2002*
DEVELOPMENT OF NON-CURRENT INVESTMENTS AND LOANS			
1. Investments in unconsolidated subsidiaries	1,150,246	0	0
2. Investments in associates	853,517	7,705	923,192
3. Loans	29,208,417	0	2,155,924
4. Available-for-sale securities	49,487,775	0	1,874,482
Total non-current investments and loans	**80,699,955**	**7,705**	**4,953,598**
DEVELOPMENT OF PROPERTY, PLANT AND EQUIPMENT			
1. Land	2,457,809	0	379,883
2. Buildings	146,947,962	0	2,726,698
3. Plant and machinery	715,217,687	0	25,889,428
4. Fixtures, fittings and other assets	52,253,461	0	4,470,980
5. Prepayments and work under construction	9,724,861	0	7,399,624
Total property, plant and equipment	**926,601,780**	**0**	**40,866,613**
DEVELOMPENT OF OTHER NON-CURRENT ASSETS			
1. Intangible fixed assets	13,528,579	0	812,098
2. Other non-current assets	6,341,249	0	13,299
Total other non-current assets	**19,869,828**	**0**	**825,397**

Discontinued operations

1. Land and buildings	3,763,864	-581,720	0
2. Plant and machinery, fixtures, fittings and other assets, prepayments and work under construction	12,529,636	-1,936,508	3,529,955
3. Intangible fixed assets	2,869,632	-443,514	0
Total discontinued operations	**19,163,132**	**-2,961,742**	**3,529,955**

Appendix 1

Disposals in 2002	Reclassifications in 2002	Historic Cost as at 31/12/2002	Accumulated amortization, depreciation and write-down as at 31/12/2002	Carrying amount as at 31/12/2002	Carrying amount as at 31/12/2001	Amortization, depreciation and write-down Write-up = W in 2002
0	0	1,150,246	0	1,150,246	1,150,246	0
49,933	0	1,734,481	0	1,734,481	853,517	0
1,130,608	-528,226	29,705,507	4,549,603	25,155,904	29,797,179	5,830,788
						164,197 W
618,078	-6,473,691	44,270,488	28,635,432	15,635,056	20,490,256	1,896
						360,619 W
						524,816 W
1,798,619	**-7,001,917**	**76,860,722**	**33,185,035**	**43,675,687**	**52,291,198**	**5,832,684**
51,977	0	2,785,715	0	2,785,715	2,457,809	0
130,489	1,070,039	150,614,210	79,614,081	71,000,129	71,533,589	4,329,151
2,022,710	1,790,211	740,874,616	452,538,351	288,336,265	291,994,363	30,773,755
2,205,909	5,357	54,523,889	43,823,967	10,699,922	9,769,763	3,439,619
121,812	-2,865,607	14,137,066	5,877,697	8,259,369	6,248,171	2,401,007
4,532,897	**0**	**962,935,496**	**581,854,096**	**381,081,400**	**382,003,695**	**40,943,532**
135,104	0	14,205,573	10,457,877	3,747,696	4,922,954	1,985,180
2,435,647	5,931,733	9,850,634	0	9,850,634	6,341,249	0
2,570,751	**5,931,733**	**24,056,207**	**10,457,877**	**13,598,330**	**11,264,203**	**1,985,180**
0	155,216	3,337,360	1,307,740	2,029,620	2,916,333	591,197
0	171,397	14,294,480	5,322,018	8,972,462	8,256,657	1,177,665
0	205,168	2,631,286	960,437	1,670,849	2,071,289	285,481
0	**531,781**	**20,263,126**	**7,590,195**	**12,672,931**	**13,244,279**	**2,054,343**

Financial Statement 2002

Long-term debt

Lender	Balance as at 31/12/2002 EUR	Balance as at 31/12/2001 EUR	Effective interest rate 2002 %
Bank loans			
1. Revolving credit arrangements			
Variable interest rate			
Bank Austria Creditanstalt AG, Vienna	0	24,854,109	3.23
Bank Austria Creditanstalt AG, Vienna	0	2,761,568	3.23
Bank Austria Creditanstalt AG, Vienna	3,924,333	3,924,333	4.35
Bank Austria Creditanstalt AG, Vienna	1,672,000	1,672,000	3.47
Bank Austria Creditanstalt AG, Vienna	1,089,568	1,089,568	3.83
Oberbank AG, Lenzing	8,500,000	8,500,000	3.23
Current accounts	0	16,179	
	15,185,901	**42,817,757**	
Less: short-term portion	0	-6,702,080	
	15,185,901	**36,115,677**	
2. Fixed-term loans			
a) Fixed interest rate			
Bank Austria Creditanstalt AG, Vienna	1,260,378	1,599,019	4.06
Bank Austria Creditanstalt AG, Vienna	521,675	1,527,089	5.00
Bausparkasse Wüstenrot AG, Salzburg	28,735	38,934	6.00
Bank Austria Creditanstalt AG, Vienna	0	605,607	2.28
Österreichische Investitionskredit AG, Vienna	821,203	821,203	2.72
	2,631,991	**4,591,852**	
Less: short-term portion	-1,066,404	-1,913,175	
	1,565,587	**2,678,677**	
b) Variable interest rate			
Bank Austria Creditanstalt AG, Vienna	3,870,192	3,963,213	0.19
Bank Austria Creditanstalt AG, Vienna	1,356,560	2,034,840	1.26
Bank Austria Creditanstalt AG, Vienna	290,691	436,037	1.26
Bank Austria Creditanstalt AG, Vienna	4,152,310	4,152,310	5.17
EB und Hypo – Bank Burgenland AG, Eisenstadt	14,534,567	14,534,567	4.43
Oberbank AG, Lenzing	0	169,570	3.73
Oberbank AG, Lenzing	3,600,000	3,600,000	3.95
Österreichische Investitionskredit AG, Vienna	1,065,868	2,131,736	1.42
Raiffeisenlandesbank Oberösterreich	1,017,420	1,017,420	0.67
Bank Austria Creditanstalt AG, Vienna	1,000,000	0	0.36
Bank Austria Creditanstalt AG, Vienna	190,000	0	0.43
Bank Austria Creditanstalt AG, Vienna	436,037	436,037	1.27
	31,513,645	**32,475,730**	
Less: short-term portion	-7,342,258	-2,152,085	
	24,171,387	**30,323,645**	
Bank loans	49,331,537	79,885,339	
Less: short-term portion	-8,408,662	-10,767,339	
Long-term bank loans	40,922,875	69,118,000	

Appendix 2/1

Security given	*Repayment terms*
Assignment of receivables of Lenzing AG	payable upon maturity (30 June 2003)
Assignment of receivables of Lenzing AG	payable upon maturity (30 June 2003)
Pledged receivables of Lenzing Lyocell GmbH & Co KG	payable upon maturity (30 November 2007)
Pledged receivables of Lenzing Lyocell GmbH & Co KG	payable upon maturity (30 November 2007)
Pledged receivables of Lenzing Lyocell GmbH & Co KG	payable upon maturity (30 November 2007)
Assignment of receivables of Lenzing Plastics GmbH & Co KG	payable upon maturity (30 June 2005)
	terminable at call
Guarantee of Finanzierungsgesellschaft Ost-West-Fonds (90%)	semi-annual
Pledged securities in the amount of the respectively unpaid loan	*last instalment due on 20 May 2003; semi-annual*
Mortgage on building	monthly
Blank acceptances, incl. dedication statement and guarantee of the Research Promotion Fund	last instalment due on 30 June 2002; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	*1st instalment due on 31 March 2003; semi-annual*
Guarantee of Finanzierungsgesellschaft Ost-West-Fonds (90%)	semi-annual
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 30 June 2002; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	*1st instalment due on 30 June 2002; semi-annual*
Property mortgage of EUR 6,500 thousand on real estate EZ 167, KG Lenzing	payable upon maturity (31 December 2005)
Ownership of machinery by way of security	1st instalment due on 30 June 2003 (change of date of 1st instalment); semi-annual
Bill of exchange given as security, incl. dedication statement and guarantee of the Research Promotion Fund	1st instalment due on 1 June 2000; semi-annual
Bill of exchange given as security, incl. dedication statement	payable upon maturity (30 September 2004)
Bill of exchange given as security, incl. dedication statement and guarantee of the Research Promotion Fund	1st instalment due on 31 March 2001; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 31 December 2003; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	*1st instalment due on 31 December 2004; semi-annual*
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 31 March 2005; semi-annual
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 30 September 2003; semi-annual

Long-term debt

Lender	Balance as at		Effective interest rate
	31/12/2002	31/12/2001	2002
	EUR	EUR	%
Other loans			
Fixed-term loans			
a) Fixed interest rate			
Bank Austria Creditanstalt AG, Vienna			
ERP loan KZE No. 1901.0024/92	2,541,691	3,130,600	4.00
Research Promotion Fund, Vienna			
Various loans	4,829,755	4,917,626	2.00 – 3.00
	7,371,446	**8,048,226**	
Less: short-term portion	-1,739,061	-1,560,504	
	5,632,385	**6,487,722**	
b) Variable interest rate			
Bank Austria Creditanstalt AG, Vienna			
ERP loan KZE No. 6901.0067/93	3,028,204	3,028,204	0.00
ERP loan KZE No. 6001.0176/96	4,098,748	5,464,997	4.00
EB und Hypo - Bank Burgenland AG, Eisenstadt			
ERP loan No. 910-258-026/65	11,991,018	11,991,018	4.00
ERP loan No. 910-158-026/66	21,801,850	21,801,850	4.32
Oberbank AG, Linz			
ERP loan KZE No. 6001.0198/97	5,087,098	6,540,555	4.00
ERP loan KZE No. 6001.0230/98	5,813,827	7,267,284	3.50
ERP loan KZE No. 6001.0279/01	725,000	0	1.50
	52,545,745	**56,093,908**	
Less: short-term portion	-4,273,163	-4,273,163	
	48,272,582	**51,820,745**	
Other loans	59,917,191	64,142,134	
Less: short-term portion	-6,012,224	-5,833,666	
Other long-term loans	53,904,967	58,308,468	
Total debt	109,248,728	144,027,473	
Less: short-term portion	-14,420,886	-16,601,006	
Total long-term debt	94,827,842	127,426,467	

Security given	*Repayment terms*
Bill of exchange and guarantee of Finanzierungsgesellschaft Ost-West Fonds	1st instalment due on 1 July 2001; semi-annual
	payable upon maturity
Bill of exchange and guarantee of Finanzierungsgesellschaft Ost-West Fonds	1st instalment due on 1 January 2004; semi-annual
Blank acceptance and bill of exchange as well as mortgages, guarantee given by Bank Austria AG	1st instalment due on 31 December 2000; semi-annual
Guarantee given by the Federal Province of Burgenland (WIBAG)	1st instalment due on 1 January 2004 (change of date of 1st instalment); semi-annual
	1st instalment due on 1 January 2004 (change of date of 1st instalment); semi-annual
Bill of exchange and guarantee given by Oberbank AG	1st instalment due on 1 July 2001; semi-annual
Bill of exchange and guarantee given by Oberbank AG	1st instalment due on 1 January 2002; semi-annual
Bill of exchange and guarantee given by Oberbank AG	1st instalment due on 1 January 2006; semi-annual

Report of the Supervisory Board on Fiscal 2002

To the 59th Regular Shareholders' Meeting:

Dear Shareholder,

In the course of the six meetings held in 2002, the Supervisory Board of Lenzing AG was informed by the Board of Management of the company's activities, it discussed the further strategic development of the company as well as major business transactions and measures, and it took all necessary decisions. At all meetings, the Board of Management informed the Supervisory Board on the earnings and financial situation regarding Lenzing AG and its subsidiaries by way of extensive, written reports. In addition, the Chairman of the Supervisory Board and his Deputy received information from the Board of Management on a regular basis. The Financial Audit Committee met twice.

The most important topic of the cooperation between the Supervisory Board and the Board of Management was the decision on the expansion of the production capacities of the sites at Lenzing and Heiligenkreuz. The decision to expand the fiber and pulp production at Lenzing and to build a second Lyocell line at Heiligenkreuz has set the course which will strengthen the market position of the Lenzing Group.

The financial statement and the status report of Lenzing AG and the Group's accounts according to US GAAP as at 31 December 2002 were audited by Deloitte & Touche, Österreichische Wirtschaftsberatung GmbH, Chartered Accountants and Tax Consultants, Vienna, who have issued their unrestricted audit certificate and audit report. The Financial Audit Committee discussed the result of this audit in detail with the auditors.

In keeping with § 127 of the Austrian Stock Corporations Act, the Supervisory Board accepts the status report and approves the financial statement for 2002, which has thus been established in keeping with § 125 (2) of the Austrian Stock Corporations Act. Moreover, the Supervisory Board also accepts the Group's accounts and the report on the Group's status, which were drawn up in keeping with § 244 of the Austrian Commercial Law Code, in connection with § 245a of the Austrian Commercial Law Code.

Furthermore, the Supervisory Board agrees to the proposal by the Board of Management on the distribution of the profit. A dividend of EUR 14,700,000.00 will therefore be distributed from the shown net profit for the year in the amount of EUR 14,705,297.53. The remaining profit, amounting to EUR 5,297.53, will be carried forward.

The Supervisory Board proposes to the 59th Regular Shareholders' Meeting to appoint Deloitte & Touche, Österreichische Wirtschaftsberatung GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, as auditors for the 2003 accounts.

The Supervisory Board thanks the Board of Management and all staff members of the company for their commitment and the excellent results achieved for the business year under review.



On behalf of the Supervisory Board

Vienna, April 2003

Karl Schmutzer
Chairman of the Supervisory Board

Important Addresses

Europe:

Lenzing Aktiengesellschaft
A-4860 Lenzing
Phone: +(43)7672-701 0
Fax: +(43)7672-701 3880
E-Mail: office@lenzing.com

Lenzing Technik GmbH & Co KG
A-4860 Lenzing
Phone: +(43)7672-701 2202
Fax: +(43)7672 96858
E-Mail: technik@lenzing.com

Lenzing Plastics GmbH & Co KG
A-4860 Lenzing
Phone: +(43)7672-701 2851
Fax: +(43)7672-918 2851
E-Mail: marketing@lenzing-plastics.com

Lenzing Lyocell GmbH & Co KG
Industriegelände 1
A-7561 Heiligenkreuz
Phone: +(43)3325-4100
Fax: +(43)3325-4100 400
E-Mail:office@lenzing-lyocell.com

Lenzing Deutschland Syncell GmbH
Stuttgarter Straße 23
D-71254 Ditzingen
Phone: +(49)7156-1615 0
Fax: +(49)7156-1615 55
E-Mail: info@lenzing-syncell.de

Lenzing France S.a.r.l.
64, rue Tiquetonne
F-75002 Paris
Phone: +(33)1-4488 2246
Fax: +(33)1-4488 2250
E-Mail:jm.lefevre.lenzing@wanadoo.fr

Bildungszentrum Lenzing GmbH
A-4860 Lenzing
Phone: +(43)7672-701 3531
Fax: +(43)7672-96866
E-Mail: sekretariat@bzl.ac.at

RVL Reststoffverwertung Lenzing GmbH
A-4860 Lenzing
Phone: +(43)7672-701 3361
Fax: +(43)7672-94061
E-Mail: jo.kroiss@lenzing.com

WWE Wohnungs- und Wirtschaftspark Entwicklungsgesellschaft mbH
Obere Donaustraße 19
A-1020 Vienna
Phone: +(43)1-33172-15
Fax: +(43)1-33172-30

Pulp Trading GmbH
A-4860 Lenzing
Phone: +(43)7672-701 3262
Fax: +(43)7672-918 3262
E-Mail: e.hitzinger@lenzing.com

USA:

Lenzing Fibers Corp.
Head Office/Production
P.O.Box 2000
160 Highway
Lowland, TN 37778
Phone: +(1)423-585 4802
Fax: +(1)423-585 4801
E-Mail: landlp@lenzingusa.com

Marketing & Sales
6060 J.A. Jones Drive,
Suite 600
Charlotte, NC 28287
Phone: +(1)704-551 1400
Fax: +(1)704-554 0577
E-Mail: noblekd@lenzingusa.com

Asia:

P.T. South Pacific Viscose
Ds. Cicadas, P.O.Box 11
PWK Purwakarta 41101
West Java, Indonesia
Phone: +(62)264-200 636
Fax: +(62)264-206 432
E-Mail: sales@spvpwk.sp.co.id

Office Jakarta:
Phone: +(62)21-577 1630
Fax: +(62)21-577 1640
E-Mail: barker_jkt@spvjkt.spv.co.id

Lenzing AG Hongkong Representative Office
16 Fl., Cheung Kong Centre
2 Queen's Road Central,
Central Hong Kong
Phone: +(852) 2297-2276
Fax: +(852) 2297-0066
E-Mail: hongkong@lenzing.com

Lenzing Technik Beijing Representative Office
Landmark Tower No. 8, Unit
1410 North Dongsanhuan Road
Chaoyang District
Beijing, P.R. China
Phone: +(86)10-6590 0946
Fax: +(86)10-6590 0949
E-Mail: frankdu@public.fhnet.cn.net

Fairs and Exhibitions 2002

Fibers

Heimtex	January	Frankfurt
Munich Fabric Start	February	Munich
PREMIÈRE VISION/Texworld	February	Paris
Intertextile Beijing	March	Beijing
Index	April	Geneva
L.A. International Textile Show	April	Los Angeles
EXPOFIL	June	Paris
Ambiente	June	Japan
Fenatec	July	Brazil
Jeju Event	September	Korea
PREMIÈRE VISION/Texworld	September	Paris
Global Fair	September	Moscow
Mexico Textile	September	Mexico
Interstoff Asia	October	Hong Kong
L.A. International Textile Show	October	Los Angeles
Int. Man-Made Fibres Congress	October	Dornbirn
EXPOFIL	December	Paris

Plastics

Techtextil	April	Atlanta
Pollutec Vienna	October	Austria
CINTE Techtextil 2002	September	Shanghai

Engineering

FDIC	February	Indianapolis
Fibershow	May	Greenville
International Viscose Congress	June	Bad Ischl
Int. Man-Made Fibres Congress	September	Dornbirn
Retter	September	Wels
CITME Beijing	October	China
Securité	November	Paris

Fairs and Exhibitions 2003

Fibers

Heimtex	January	Frankfurt
Lenzing Show	January	New York
Munich Fabric Start	February	Munich
Texworld	February	Paris
PREMIÈRE VISION	February	Paris
Intertextile Beijing	March	Beijing
Moskow Fair	March	Moscow
Fenatec	March	Sao Paulo
Techtextil	April	Frankfurt
Expofil	June	Paris
Munich Fabric Start	September	Munich
PREMIÈRE VISION	September	Paris
Texworld	September	Paris
Int. Man-Made Fibres Congress	September	Dornbirn
Interstoff Asia	October	Hong Kong
Intertextile	October	Shanghai
A+A	October	Düsseldorf
Expofil	December	Paris

Plastics

Techtextil	April	Frankfurt
Wire Russia	May	Russia
Wire	September	Singapur
INDA Filtration	November	Chicago
Pollutec	December	Paris
Filtration 2002 China	November	Shanghai
Filtration 2002	December	Washington

Engineering

Techtextil	April	Frankfurt
Cellulose fibers in the 21st century	June	Phuket
METEC	June	Düsseldorf
ITMA	October	Birmingham

Long-Term Comparison

		under US GAAP					under Austrian law (SPV – fully consolidated)				
		2002	2001	2000	1999*	1998*	1997	1996	1995	1994	1993
Sales and Result											
Sales	EUR mill.	**626**	623	599	550	547	522	566	632	612	635
Sales outside of Austria	%	**78.9**	79.3	80.5	81.9	80.6	81.8	83.0	83.2	84.1	84.3
Income from operations / Operating result	EUR mill.	**78**	65	70	9	17	-21	-3	28	32	19
Financial result	EUR mill.	**-6**	1	0	-5	-9	-26	0	-5	-9	-7
Result from ordinary business activities	EUR mill.						-47	-2	23	22	12
Income before taxes and minority interest	EUR mill.	**72**	65	69	4	8					
Extraordinary result	EUR mill.						0	-9	0	8	-23
Income taxes	EUR mill.	**-23**	-20	-23	0	-3	0	0	-4	-8	-4
Result from discontinued operations	EUR mill.	**-1**	9	-4	0	0					
Profit / loss for the year	EUR mill.						-48	-11	18	22	-15
Net income	EUR mill.	**48**	54	42	4	6					
Cash flow											
Gross cash flow	EUR mill.	**102**	86	37	61	70	55	33	72	61	54
Gross cash flow as percentage of sales	%	**16.3**	13.9	6.2	11.1	12.8	10.5	5.8	11.3	10.0	8.6
Net cash provided by operating activities	EUR mill.	**127**	82	28	61	50	49	67	73	71	91
Free cash flow	EUR mill.	**85**	59	-9	22	48	-38	-104	22	41	18
Capital expenditure	EUR mill.	**42**	67	41	39	39	87	154	56	39	73
Assets structure**											
Non-current assets	%	**63.6**	65.0	59.4	62.0	63.2	60.1	58.2	47.2	49.2	54.1
Current assets	%	**36.4**	35.0	40.6	38.0	36.8	39.9	41.8	52.8	50.8	45.9
Total assets	EUR mill.	**689**	686	691	688	689	840	850	775	749	728
Capital structure**											
Equity	%	**51.1**	45.6	39.3	33.7	33.3	22.1	29.6	32.5	33.3	32.8
Social capital	%	**8.7**	8.6	8.3	19.1	19.0	14.1	13.5	14.3	14.6	15.3
Liabilities (exclusive of social capital)	%	**40.2**	45.8	52.4	47.2	47.7	63.8	56.9	53.2	52.1	51.9
Key data											
Return on sales (ROS) [1]	%	**8.8**	7.7	10.5	1.5	3.1	-6.4	2.0	5.4	4.8	3.9
Return on capital employed (ROCE) [2]	%	**13.1**	11.7	15.5	2.0	3.9	-4.8	1.7	5.3	4.6	4.1
Return on equity (ROE)	%	**14.5**	18.6	16.8	1.9	2.5	-21.7	-0.9	9.1	9.1	5.0
EBIT [3]	EUR mill.	**78**	65	70	9	17	-21	-3	28	32	19
EBITDA [4]	EUR mill.	**121**	102	108	61	66	63	50	81	85	92
EBITDA margin	%	**19.4**	16.4	18.0	11.1	12.0	12.1	8.8	12.8	13.9	14.5
OEVFA earnings / deficiency per share	EUR						-8.2	-4.8	3.0	1.6	1.5
Earnings per share (basic)	EUR	**13.1**	12.4	12.7	1.2	1.5					
Number of employees at the year-end		**3,365**	3,282	3,216	3,166	3,226	4,781	4,936	4,906	4,994	5,543

US GAAP:

1) = NOPAT (= Income from operations (EBIT) less proportional income taxes) / sales

2) = NOPAT / The average of stockholders' equity and minority interests
+ Interest bearing debt
- Cash
- Investments
- Current and non-current securities and loans

3) = Income before taxes, minority interest and financial result

4) = EBIT plus depreciation and amortization of intangible fixed assets and property, plant and equipment

Austrian law:

1) = Profit / loss for the year before extraordinary result and net interest charge / sales

2) = Profit / loss for the year before extraordinary result and net interest charge / average of total liabilities and shockholders' equity
- Provision for taxes
- Other provisions
- Payments received on account of orders
- Accounts payable trade
- Accounts payable to unconsolidated subsidiaries
- Accounts payable to associates
- Other payables
- Deferred income

3) = Result from ordinary business activities plus interest

4) = EBIT plus depreciation of property, plant and equipment, amortization of intangible fixed assets and write-down of financial assets

* LUSAC Group shown as continuing operation

** Netting out deferred taxes in fiscal 2001 resulted in an adjustment of the comparable figures 1998 – 2000.

Glossary

Cable films

Cable films are separator films that are wound or drawn over cables or strands before receiving a plastic coating for protection.

Cellulose fibers

Fibers made of natural raw materials (e.g. wood, cotton, etc.).

Environmental management system

An environmental management system is one element in an overall management system that comprises the organizational structure, planning activities, responsibilities, methods, techniques, processes and resources needed to develop, put into practice, implement, evaluate and maintain an environmental policy (Austrian standard ÖNORM EN ISO 14001, page 12).

European Eco-Label


The
European
Eco-Label
awarded to
Lenzing AG
Fibers

Since 1992, there has been a symbol for environmentally friendly products – the European Eco-Label. It provides consumers in the EU, Norway, Liechtenstein and Iceland the opportunity to recognize environmentally friendly products by means of a symbol. In this way, more than 370 million consumers in the European Union can easily recognize products made of Lenzing fibers as environmentally friendly products.

Furfural

A chemical that is a side product of pulp production. It is used in plant protection agents, for example.

Integration

From wood, the raw material, to pulp production and the manufacture of fibers – all stages of fiber production are located in one and the same place.

Lyocell

In the course of the "Lyocell process", named after the fiber, pure "wood cellulose" is put into a solution in physical form and re-transferred directly to its fiber form. The agent used for dissolving can easily be removed from the fiber on account of its good mixing potential in water. It is environmentally compatible, biologically degradable and can be re-captured at a rate of more than 99.6%.

Man-made cellulose fibers

Fibers industrially produced of natural raw materials (e.g. wood).

Nonwovens

The fibers are not spun into yarns for the manufacture of fabrics but are made into a fleece used for applications in sensitive areas, such as hygiene, medicine and cosmetics.

Glossary

Peachskin

A textile surface that has the looks and a touch like the skin of a peach. In Lyocell fibers this effect can be achieved by means of an enzymatic finishing method, applied to fabrics and garment components.

Population equivalents

A conversion factor for comparing industrial sewage water to household waste water, calculated from the daily sewage load. A load of 60 g of BSB5 per inhabitant and day is assumed as a basis.

Rejects

Rejects from fiber production and waste-paper processsing contain combustible components that are suited to generate energy in processing plants for residual materials. The ultimately obtained ashes can be dumped on landfills. One can expect to obtain 35% ashes (i.e. non-combustible materials) from 100% rejects.

Soft Denim

A jeans material with a soft touch.

Viscose fiber

A regenerated cellulose fiber produced by means of the viscose process. Here, natural cellulose is first put into solution in the form of a chemical derivative and then regenerated in the course of the spinning process, i.e. it is re-transformed into cellulose.

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Lenzing Aktiengesellschaft
Investor Relations
Angelika Guldt
A-4860 Lenzing, Austria

Phone: +(43) 7672-701-2713
Fax: +(43) 7672-918-2696
E-Mail: a.guldt@lenzing.com
Homepage: www.lenzing.com

The World Leader in Cellulose Fiber Technology

Copyright and published by:
Lenzing Aktiengesellschaft
A-4860 Lenzing, Austria
www.lenzing.com

Edited by:
Lenzing Aktiengesellschaft
Corporate Communications
Angelika Guldt
Phone: +(43) 7672-701-2713
Fax: +(43) 7672-918-2696
a.guldt@lenzing.com

Hochegger Financials,
Vienna, Austria

Idea and design by:
Electric Arts, Lenzing, Austria
Lenzing AG

Translated into English by:
Liese Katschinka, Vienna, Austria

Printed by:
kb-offset, Regau, Austria

Photography by:
Electric Arts, Lenzing, Austria
Fotostudio Attersee, Vöcklabruck
Softnomics, Linz, Austria
Stone

Lenzing Aktiengesellschaft
A-4860 Lenzing, Austria
Phone: +(43) 7672-701-0
Fax: +(43) 7672-701-3880
E-Mail: office@lenzing.com
www.lenzing.com


LENZING